    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 6, 2000



                                                      REGISTRATION NO. 333-94013

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                   CREE, INC.
             (Exact name of registrant as specified in its charter)

                             ---------------------

                   NORTH CAROLINA                                         56-1572719
          (State or other jurisdiction of                              (I.R.S. Employer
           incorporation or organization)                            Identification No.)

                               4600 SILICON DRIVE
                          DURHAM, NORTH CAROLINA 27703
                                 (919) 313-5300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               CYNTHIA B. MERRELL
                     CHIEF FINANCIAL OFFICER AND TREASURER
                                   CREE, INC.
                               4600 SILICON DRIVE
                          DURHAM, NORTH CAROLINA 27703
                                 (919) 313-5300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

                 GERALD F. ROACH, ESQ.                                   PHILIP P. ROSSETTI, ESQ.
                  AMY J. MEYERS, ESQ.                                       HALE AND DORR LLP
                SMITH, ANDERSON, BLOUNT,                                     60 STATE STREET
          DORSETT, MITCHELL & JERNIGAN, L.L.P.                         BOSTON, MASSACHUSETTS 02109
            2500 FIRST UNION CAPITOL CENTER                                   (617) 526-6000
             RALEIGH, NORTH CAROLINA 27601
                     (919) 821-1220

                             ---------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED JANUARY 6, 2000

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
                                2,600,000 SHARES
                               [CREE, INC. LOGO]
                                  COMMON STOCK
                              $          PER SHARE
--------------------------------------------------------------------------------
Cree, Inc. is offering 2,600,000 shares of common stock with this prospectus. This is a firm commitment underwriting.


The common stock is traded on the Nasdaq National Market under the symbol "CREE." On January 5, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $74.875 per share.

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                      PER SHARE    TOTAL
                                                      ---------   -------
Price to the public.................................   $          $
Underwriting discount...............................
Proceeds to Cree....................................

Cree has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 390,000 additional shares from Cree within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
CIBC WORLD MARKETS
        PRUDENTIAL VOLPE TECHNOLOGY
            A UNIT OF PRUDENTIAL SECURITIES
                  BANC OF AMERICA SECURITIES LLC
                           SOUNDVIEW TECHNOLOGY GROUP
                                   MORGAN KEEGAN & COMPANY, INC.
                The date of this Prospectus is           , 2000

Following the prospectus cover page are color photos of certain of Cree's products:

     o  Blue and green LEDs
     o  Silicon carbide (SiC) wafers
     o  Gemstone crystals
     o  Utility substation
     o  Microwave devices
     o  Blue laser beam

In the center of the photo layout is the Cree logo over the title "Existing and Planned Products"

Beside or beneath each photo is the following description:

  o LEDs Cree has created high brightness blue and green LEDs through the combination of SiC and nitride based materials.

  o SILICON CARBIDE WAFERS Cree is the leading worldwide supplier of SiC wafers used by customers in research and development programs.

  o GEMSTONE APPLICATIONS Cree manufactures near colorless SiC with properties similar to diamond for use in unique gemstones.

  o POWER SEMICONDUCTORS* Cree is developing power semiconductor devices for applications such as power conditioning for motor controls and high voltage power transmission.

  o RADIO FREQUENCY "RF" AND MICROWAVE* Cree is developing devices for use in RF and microwave applications such as wireless infrastructure, digital broadcast and radar applications.

  o LASERS* Cree is developing blue laser diodes designed to increase optical storage capability.

*Currently under development

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    6
Forward Looking Statements..................................   13
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Price Range of Common Stock.................................   15
Capitalization..............................................   16
Selected Consolidated Financial Data........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   28
Management..................................................   41
Certain Transactions........................................   43
Underwriting................................................   45
Legal Matters...............................................   47
Experts.....................................................   47
Where You Can Find More Information.........................   47
Index to Consolidated Financial Statements..................  F-1

                           -------------------------

As used in this prospectus, the terms "we," "us," "our" and "Cree" mean Cree, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, $0.0025 par value per share. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or
about                          , 2000, against payment in immediately available
funds.

                               PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and accompanying notes that appear elsewhere in this prospectus.

                                   ABOUT CREE

We are the world leader in developing and manufacturing semiconductor materials and electronic devices made from silicon carbide, or SiC. We use our proprietary compound semiconductor technology to make enabling products such as blue and green light emitting diodes, or LEDs, SiC crystals used in the production of unique gemstones, SiC wafers that are sold for use in manufacturing and for research and development, and radio frequency, or RF, transistors for wireless and broadcast applications. We have new product initiatives based on our expertise in SiC, including microwave transistors for use in wireless communications infrastructure and radar, blue laser diodes for optical storage applications and high power devices for power conditioning and switching.

Our blue and green LEDs are sold to customers who package them for use in applications such as backlighting for automotive dashboards and liquid crystal displays, including wireless handsets and other consumer products. Other applications include indoor and outdoor electronic displays, such as video replay boards in indoor arenas and outdoor stadium signs, traffic signals and miniature lighting. We have developed several generations of our LED products, including high performance LEDs with increased brightness up to 300% over our standard brightness products. Our SiC-based LEDs offer important benefits to our customers, including an industry standard chip structure, small size, high brightness and low unit price.

We believe that, for certain applications, SiC-based devices offer significant advantages over other semiconductor materials such as silicon and gallium arsenide. In particular, the properties of SiC make it an excellent material for extending existing semiconductor device technology where high power, high temperature or short wavelengths are important for performance. For example, SiC enables the manufacture of blue and green LEDs in an easier to use, industry standard structure. SiC also permits a smaller LED chip size that we believe is less expensive to produce than LEDs made using other materials. In addition, researchers have demonstrated SiC-based microwave transistors that operate at significantly higher power levels than existing silicon or gallium arsenide-based devices. This characteristic should allow wireless systems to use fewer transistors per base station with less complex circuitry, which should result in a lower system cost.

Many of the same physical characteristics that make SiC an excellent material for certain semiconductor applications also make the material very difficult to produce. Through our proprietary technology and over 12 years of development and manufacturing experience, we have succeeded in overcoming many difficulties in processing SiC for commercial use.

Our objective is to continue to develop SiC materials and device technology with low unit costs. We are using our materials and process technology to develop new microwave, power and laser diode products while continuing to enhance our LEDs, SiC wafers and gemstone crystals. We are also using our SiC technology to begin production of our RF products. We have increased the performance and reduced the cost of our LED chips over the last several years by using different materials to create brighter LEDs, decreasing chip size, increasing wafer diameter and enhancing our manufacturing processes.

Effective January 1, 2000, we changed our name from "Cree Research, Inc." to "Cree, Inc." Our principal executive offices are located at 4600 Silicon Drive, Durham, North Carolina 27703. Our telephone number is (919) 313-5300.

                                  THE OFFERING


Common stock offered by Cree...............................  2,600,000 shares
Common stock to be outstanding after the offering..........  32,299,648 shares
Use of proceeds............................................  For the expansion and acquisition of facilities, the purchase of equipment,
                                                             research and development, working
                                                             capital and general corporate purposes.
Nasdaq National Market symbol..............................  CREE



The number of shares outstanding after the offering is based on 29,699,648 shares of common stock outstanding on December 26, 1999. This number excludes 4,008,184 shares of common stock reserved for issuance in connection with the exercise of stock options and warrants outstanding on December 26, 1999, none of which were exercised between December 26, 1999 and January 5, 2000. Since December 26, 1999, we have granted options to purchase an additional 585,900 shares of common stock, none of which can be exercised before July 1, 2000.


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (In thousands, except per share data)


The shares used in calculating earnings per share in the table below are adjusted for our two-for-one stock split effective July 26, 1999. The as adjusted balance sheet data in the table below give effect to the sale of 2,600,000 shares of common stock in this offering at an assumed public offering price of $74.875 per share, and the application of the net proceeds from the sale of the shares, after deducting the underwriting discount and our estimated offering expenses.



                                                 YEARS ENDED                  SIX MONTHS ENDED
                                        ------------------------------   ---------------------------
                                        JUNE 30,   JUNE 28,   JUNE 27,   DECEMBER 27,   DECEMBER 26,
                                          1997       1998       1999         1998           1999
                                        --------   --------   --------   ------------   ------------
STATEMENT OF INCOME DATA:
Total revenue.........................  $28,973    $42,531    $60,050      $26,317        $43,977
Gross profit..........................    9,878     14,552     28,130       12,273         22,147
Income from operations................    3,112      8,145     16,582        7,111         14,647
Net income............................  $ 3,542    $ 6,275    $12,702      $ 5,217        $10,421
                                        =======    =======    =======      =======        =======
Earnings per share:
  Basic...............................  $  0.14    $  0.24    $  0.47      $  0.20        $  0.35
                                        =======    =======    =======      =======        =======
  Diluted.............................  $  0.13    $  0.23    $  0.45      $  0.19        $  0.33
                                        =======    =======    =======      =======        =======
Shares used in per share calculation:
  Basic...............................   24,911     25,726     27,015       25,752         29,462
                                        =======    =======    =======      =======        =======
  Diluted.............................   26,251     26,987     28,432       27,082         31,404
                                        =======    =======    =======      =======        =======



                                                                DECEMBER 26, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 38,164    $223,042
Working capital.............................................    53,660     238,538
Total assets................................................   160,912     345,790
Shareholders' equity........................................   142,182     327,060

                                  RISK FACTORS

You should carefully consider the following factors before deciding to invest in the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected. In that event, our stock price could decline, and you may lose all or part of your investment. This prospectus also contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks described below and elsewhere in this prospectus. Please refer to "Forward Looking Statements" on page 13.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND WE MAY NOT BE ABLE TO MAINTAIN OUR EXISTING GROWTH RATE.

Although we have had significant revenue and earnings growth in recent quarters, we may not be able to sustain these growth rates and we may experience significant fluctuations in our revenue and earnings in the future. Our operating results will depend on many factors, including the following:

- our ability to develop, manufacture and deliver products in a timely and cost-effective manner;

- our ability to produce enough usable product during each manufacturing step (our "yield");

- our ability to expand our production of SiC wafers and devices;

- demand for our products;

- demand for our customers' products;

- competition; and

- general industry and global economic conditions.

Our future operating results could be adversely affected by these or other factors. Additionally, if our future operating results are below the expectations of equity analysts or our investors, our stock price may decline.

IF WE EXPERIENCE POOR PRODUCTION YIELDS, OUR OPERATING RESULTS MAY SUFFER.

Our SiC products are manufactured using technologies that are highly complex. Our customers incorporate our products into high volume applications such as automotive dashboards, wireless handsets and other consumer products, and they insist that our products meet exact specifications for quality, performance and reliability.

The number of usable crystals, wafers and devices that result from our production processes can fluctuate as a result of many factors, including the following:

- impurities in the materials used;

- contamination of the manufacturing environment;

- equipment failure, power outages or variations in the manufacturing process;
  and

- losses from human error.

Because many of our manufacturing costs are fixed, if our yields decrease our operating results would be adversely affected.

In the past, we have experienced difficulties in achieving acceptable yields on both new and older products, and poor yields have adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. Such problems could significantly affect our future operating results.

IF WE ARE UNABLE TO PRODUCE ADEQUATE QUANTITIES OF OUR HIGH BRIGHTNESS LEDS, OUR OPERATING RESULTS MAY SUFFER.

We have made and continue to make substantial investments in equipment and facilities to manufacture high brightness blue and green LEDs. We have accepted orders for these products in quantities that have sold out our existing and planned increases in production capacity for the next few quarters. These significant volumes also require improved production yields for the products to meet customer demand. Successful production of these products is subject to a number of risks, including the following:

- our ability to consistently manufacture the products in volumes large enough to cover our fixed costs and satisfy our customers' requirements; and

- our ability to improve our yields and reduce the costs associated with the manufacture of the products.

Our inability to produce adequate quantities of our high brightness blue and green LEDs would have a material adverse effect on our business, results of operations and financial condition. For example, our current contract with our largest LED customer provides that the customer may recover liquidated damages, or in some cases actual damages, if we materially default in meeting delivery commitments.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

The markets for our products are highly competitive. Our competitors offer blue and green LEDs made from sapphire wafers that are brighter than the high brightness LEDs we currently produce. In addition, some of our customers could compete with us. For example, Osram Opto Semiconductors GMBH and Co. OHG, or Osram OS, an indirect subsidiary of Siemens AG, and Shin-Etsu Handotai Co. Ltd., or Shin-Etsu, license some of our LED technology. Osram OS currently purchases large volumes of our standard brightness blue LEDs but also manufactures some of its volume requirements for these LEDs. Shin-Etsu may also seek to enter our LED markets. The market for SiC wafers is likewise becoming competitive as other firms have in recent years begun offering SiC wafer products or announced plans to do so.

Also, other firms may develop new or enhanced products that are more effective than any that we have developed or may develop. These firms may develop technologies that enable the production of commercial products with characteristics similar to SiC-based products but at a lower cost. Many existing and potential competitors have far greater financial, marketing and other resources than we do. We believe that present and future competitors will aggressively pursue the development and sale of competing products. We also expect significant competition for products we are currently developing, such as those for use in microwave communications.

We expect competition to increase. This could mean lower prices or reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON THE DEVELOPMENT OF NEW PRODUCTS BASED ON OUR CORE SIC TECHNOLOGY.

Our future success depends on our ability to develop new SiC solutions for existing and new markets. We must introduce new products in a timely and cost-effective manner and secure production orders from our customers. The development of new SiC products is a highly complex process, and we have historically experienced delays in completing the development and introduction of new products. Products currently under development include high power RF and microwave devices, power devices, blue laser diodes and high temperature devices. The successful development and introduction of these products depends on a number of factors, including the following:

- achievement of technology breakthroughs required to make commercially viable devices;

- the accuracy of our predictions of market requirements and evolving standards;

- acceptance of our new product designs;

- our ability to recruit qualified development personnel;

- our timely completion of product designs and development;

- our ability to develop repeatable processes to manufacture new products in sufficient quantities for commercial sales; and

- acceptance of our customers' products by the market.

If any of these or other factors become problematic, we may not be able to develop and introduce these new products in a timely or cost-effective manner.

WE DEPEND ON A FEW LARGE CUSTOMERS.

Historically, a substantial portion of our revenue has come from large purchases by a small number of customers. We expect this trend to continue. For example, for fiscal 1999 our top five customers accounted for 81% of our total revenue. (These percentages consider sales to a distributor as sales to one customer). Sales to Osram OS accounted for 37% of our total revenue in fiscal 1999. In addition, sales to C3, Inc., or C3, accounted for 19% of our total revenue in fiscal 1999. Accordingly, our future operating results depend on the success of our largest customers and on our success in selling large quantities of our products to them.

The concentration of our revenues with a few large customers makes us particularly dependent on factors affecting those customers. For example, if demand for their products decreases, they may stop purchasing our products and our operating results will suffer. Our customers use our products as components in their products. If other aspects of our customers' products infringe a third party's intellectual property rights, and our customers are then prohibited from selling their products, our business could be adversely affected. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may not recover.


Under an exclusive supply agreement with an initial term extending to 2005, C3 must purchase from us each calendar quarter at least 50% (by dollar volume) of its requirements for SiC materials for use in production of gemstones during the quarter. In the fall of 1999, C3 announced lower sales and higher inventory levels than anticipated, as well as the launch of a new marketing campaign. Recently, we agreed that C3 could reschedule approximately one-half of its purchase commitments from the first half of calendar 2000 to the second half of the year. We anticipate that sales to C3 will decrease in calendar 2000. We may use excess capacity from C3-dedicated equipment for other applications, but if we are not able to replace these revenues with sales from other areas of our business, our financial results may be materially adversely affected.


OUR OPERATIONS COULD INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.


Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot assure you that third parties will not attempt to assert infringement claims against us with respect to our current or future products, including our core products. We cannot predict the extent to which such assertions may require us to seek licenses or, if required, whether such licenses will be offered or offered on acceptable terms or that disputes can be resolved without litigation. In December 1999, one of our distributors in Japan was named in a lawsuit alleging infringement of a Japanese patent and seeking a preliminary injunction that, if granted, would preclude the distributor from selling our standard brightness blue LED product in Japan. We have intervened in the action to participate in the defense against the claim of infringement. A related suit seeking a permanent injunction was subsequently filed against the distributor. A result adverse to the distributor would impair our ability to sell this product in Japan. Subject to contractual limitations, we have an obligation to indemnify our distributor for certain patent infringement claims. Litigation to determine the validity of infringement claims alleged by third parties could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation is ultimately determined in our favor. We cannot predict the occurrence of future intellectual property claims that may prevent us from selling products, result in litigation or give rise to indemnification obligations or damage claims.


WE FACE CHALLENGES RELATING TO EXPANSION OF OUR PRODUCTION AND MANUFACTURING CAPACITY.

In order to increase production, we must expand our existing facilities or acquire new facilities, as well as purchase new manufacturing equipment. We are beginning to construct 125,000 square feet of additional space at our manufacturing facility and are in the process of purchasing another 120,000 square foot facility under construction on a 17.5-acre site near our existing facility. Expansion activities such as these are subject to a number of risks, including the following:

- unforeseen environmental or engineering problems relating to existing or new facilities;

- unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

- work stoppages and delays; and

- delays in bringing production equipment on-line.

These and other risks may affect the ultimate cost and timing of our current construction, as well as the acquisition of new facilities, which could adversely affect our business, results of operations and financial condition. For example, if we are not successful in meeting milestones associated with this expansion, we could have difficulty making shipments of previously ordered products; consequently, we could be in default under contracts with our customers and/or subject to penalties.

WE FACE SIGNIFICANT CHALLENGES MANAGING OUR GROWTH.

We have experienced a period of significant growth that has strained our management and other resources. We have grown from 188 employees on December 31, 1996 to 478 employees on December 26, 1999 and from revenues of $29.0 million for the fiscal year ended June 30, 1997 to $60.1 million for the fiscal year ended June 27, 1999. To manage our growth effectively, we must continue to:

- implement and improve operational systems;

- maintain adequate manufacturing facilities and equipment to meet customer demand;

- add experienced senior level managers; and

- attract and retain qualified people with experience in engineering, design, technical marketing and support.

We will spend substantial amounts of money in supporting our growth and may have additional unexpected costs. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development, and administrative support. If we cannot attract qualified people or manage growth effectively, our business, operating results and financial condition could be adversely affected.

OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE ENCOUNTER PROBLEMS TRANSITIONING LED PRODUCTION TO A LARGER WAFER SIZE.

Beginning in the second half of calendar 2000, we plan to begin shifting LED production from two-inch wafers to three-inch wafers. We must first qualify our production processes on systems designed to accommodate the larger wafer size, and some of our existing production equipment must be refitted for the larger wafer size. Delays in this process could have an adverse effect on our business. In addition, in the past we have experienced lower yields for a period of time following a transition to a larger wafer size until use of the larger wafer is fully integrated in production and we begin to achieve production efficiency. We anticipate that we will experience similar temporary yield reductions during the transition to the use of three-inch wafers, and we have factored this into our plan for production capacity. If this transition phase takes longer than we expect or if we are unable to attain expected yield improvements, our operating results may be adversely affected.

THE ONGOING OPERATION OF OUR MANUFACTURING FACILITY IS CRITICAL TO OUR BUSINESS.

Our principal manufacturing facility in Durham, North Carolina currently includes a total of 214,000 square feet. The ongoing operation of this facility is crucial to our strategy of expanding manufacturing capacity to meet demand for our SiC products now and in the future.

We began commercial production of products from our present facility in August 1998. We expect that production from this facility will increase throughout the remainder of fiscal 2000 and into fiscal 2001. Our inability to use all or a significant portion of our facilities for prolonged periods of time for any reason could have an adverse impact on our business. For example, a fire or explosion caused by our use of combustible chemicals and high temperatures during certain of our manufacturing processes would render some or all of our facility inoperable for an indefinite period of time. Our manufacturing process requires highly specialized customized equipment that is not easily replaced. Consequently, damage to or destruction of any or all of our facility could impair our ability to manufacture products for our customers.

WE RELY ON A FEW KEY SUPPLIERS.

We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our SiC products, including key materials, components and equipment used in critical stages of our manufacturing processes. We generally purchase these limited source items with purchase orders, and we have no guaranteed supply arrangements with our suppliers. If we were to lose such key suppliers, our manufacturing efforts could be hampered significantly. Although we believe our relationship with our suppliers is good, we cannot assure you that we will continue to maintain good relationships with such suppliers or that such suppliers will continue to exist.

OUR BUSINESS MAY SUFFER IF GOVERNMENT AGENCIES OR OTHER CUSTOMERS DISCONTINUE THEIR FUNDING FOR OUR RESEARCH AND DEVELOPMENT.

In the past, government agencies and other customers have funded a significant portion of our research and development activities. If this support is discontinued or reduced, our ability to develop or enhance products could be limited and our business, results of operations and financial condition could be adversely affected.

WE DEPEND HEAVILY ON KEY PERSONNEL.

Our success depends in part on keeping key technical and management personnel. For example, some of the equipment used in the production of our products must be modified before it is put to use and only a limited number of employees possess the expertise needed to perform these modifications. Furthermore, the number of individuals with experience in the production of SiC and related products is limited, and our future success depends in part on retaining those individuals who are already employees.

We must also continue to attract qualified personnel. The competition for qualified personnel is intense, and the number of people with the experience that we need is limited. We cannot be sure that we will be able to continue to attract and retain other skilled personnel in the future.

THERE ARE LIMITATIONS ON THE PROTECTION OF OUR INTELLECTUAL PROPERTY.

Our proprietary technology is critical to our business, and our business could suffer if we are unable to sufficiently protect our intellectual property rights. Our intellectual property position is based in part on patents owned by us and on patents exclusively licensed to us by North Carolina State University, also known as N.C. State.

We intend to continue to file patent applications in the future, where appropriate, and to pursue such applications with U.S. and foreign patent authorities, but we cannot be sure that any other patents will be issued on such applications or that our patents will not be contested. In the past, one of the important patents we license from N.C. State relating to SiC crystal growth was subject to a reissue proceeding in the U.S.; however, the patent was successfully reissued. Currently, a corresponding European patent is being challenged, which means that we could lose patent protection in Europe for this particular method. There is no assurance that other of our patents will not be contested. Also, because issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents (or patents issued to N.C. State or other parties and licensed to us) will provide significant commercial protection.

In addition to patent protection, we also rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information through the use of confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

We may initiate litigation in the future to enforce our intellectual property rights. Litigation can be protracted, costly and distracting to key personnel. We cannot assure you that we will prevail in any litigation we initiate and, if we are not successful, the scope of our rights to important intellectual property could be diminished or eliminated.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL SALES.

Sales to customers located outside the U.S. accounted for about 79% of our revenue in fiscal 1997, about 74% of our revenue in fiscal 1998, and about 62% of our revenue in fiscal 1999.

We expect that revenue from international sales will continue to be a significant part of our total revenue. International sales are subject to a variety of risks, including risks arising from currency fluctuations, trends in use of the Euro, trading restrictions, tariffs, trade barriers and taxes. Also, export laws restrict sales of some of our products to customers in certain countries because of national security or other concerns.

Because all of our foreign sales are denominated in U.S. dollars, our products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. Also, we cannot be sure that our international customers will continue to place orders denominated in U.S. dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

WE ARE SUBJECT TO STRINGENT ENVIRONMENTAL REGULATION.

We are subject to a variety of government regulations pertaining to chemical and waste discharges and other aspects of our manufacturing process. For example, we are responsible for the management of the hazardous materials we use and disposal of hazardous waste resulting from our manufacturing process. The proper handling and disposal of such hazardous material and waste requires us to comply with certain government regulations. We believe we are in full compliance with such regulations as of the date of this prospectus, but any failure, whether intentional or inadvertent, to comply with such regulations could have an adverse effect on our business. In addition, these regulations may affect our ability to expand or change our manufacturing facility.

THE VOLATILITY OF OUR STOCK PRICE COULD AFFECT AN INVESTMENT IN OUR STOCK.

The market price of our common stock has been and may continue to be subject to wide fluctuations. Factors affecting our stock price may include:

- variations in operating results from quarter to quarter;

- changes in earning estimates by analysts;

- market conditions in the industry; and

- general economic conditions.


Our stock price has fluctuated widely. For example, between November 1997 and January 1998 the price of our common stock dropped from approximately $14.75 to $6.75 per share. Between August 1998 and December 31, 1999, the price of our common stock rose from approximately $5.25 to $89.25 per share. Consequently, the current market price of our common stock may not be indicative of future market prices, and you may not be able to sustain or increase the value of your investment in our common stock.


WE FACE RISKS CONCERNING YEAR 2000 ISSUES.

Even though the date is now past January 1, 2000, and we have not experienced any immediate adverse impact from the transition to the Year 2000, we cannot provide assurance that our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, certain computer programs which were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers.

                           FORWARD LOOKING STATEMENTS

Information set forth in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contains various "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements represent our judgment concerning the future and are subject to risks and uncertainties that could cause our actual operating results and financial positions to differ materially. Forward looking statements are typically identified by the use of terms such as "may," "will," "expect," "anticipate," "estimate" and similar words, although some forward looking statements are expressed differently. Our actual results could differ materially from those contained in the forward looking statements due to a number of factors, including fluctuations in our operating results, production yields in our manufacturing processes, whether we can produce sufficient quantities of high brightness blue and green LEDs to meet demand, our dependence on a few customers, whether we can manage our growth effectively, assertion of intellectual property rights by others and adverse economic conditions. These and other factors that could cause actual results to differ materially from such forward looking statements are set forth under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS


We estimate that the net proceeds from the sale of the 2,600,000 shares of common stock we are offering will be approximately $184.9 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $212.7 million. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $74.875 per share. "Net proceeds" is what we expect to receive after paying the underwriting discount and other estimated expenses of this offering.


We expect to use the net proceeds as follows:

- approximately $50 million to $60 million will be used to fund the expansion and acquisition of facilities, as well as to purchase equipment; and

- the balance will be used for general corporate purposes, including working capital, research and development, and potential acquisitions of or investments in complementary businesses.

We reserve the right to vary the use of proceeds among the categories listed above because our ability to use the proceeds in the approximate amounts listed is dependent on a number of factors, including the unexpected costs of equipment and other capital expenditures, the progress of new product research and development and the continued success of our products. Pending such uses, we intend to invest the net proceeds from this offering in investment grade, interest-bearing securities.

From time to time we evaluate potential opportunities for acquisitions of and investments in complementary businesses, but we cannot assure you that we will complete any particular acquisition or investment. We have no present commitment or agreement with respect to a material acquisition of or investment in another business.

                                DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. There are no contractual restrictions in place that currently materially limit, or are likely in the future to materially limit, us from paying dividends on our common stock. Our present policy is to retain earnings, if any, to provide funds for the operation and expansion of our business.

                          PRICE RANGE OF COMMON STOCK

Our common stock began trading on the Nasdaq National Market under the symbol CREE on February 8, 1993. The following table sets forth the high and low sales prices for our common stock for the periods indicated as reported on the Nasdaq National Market and as adjusted for the two-for-one stock split effective July 26, 1999.


                                                                HIGH       LOW
                                                                ----       ---
FISCAL 1998:
  First Quarter.............................................  $ 10.250   $  5.875
  Second Quarter............................................    14.750      7.813
  Third Quarter.............................................     9.813      6.750
  Fourth Quarter............................................     8.813      7.000
FISCAL 1999:
  First Quarter.............................................  $  8.750   $  5.250
  Second Quarter............................................    23.500      6.813
  Third Quarter.............................................    26.625     15.125
  Fourth Quarter............................................    36.688     18.625
FISCAL 2000:
  First Quarter.............................................  $ 44.750   $ 23.500
  Second Quarter............................................    79.000     32.125
  Third Quarter (through January 5, 2000)...................    89.500     67.125



On January 5, 2000, the last reported sale price on the Nasdaq National Market for our common stock was $74.875 per share. On January 5, 2000, there were approximately 436 holders of record of our common stock.

                                 CAPITALIZATION


The following table sets forth our capitalization as of December 26, 1999 on an actual and as adjusted basis to reflect the sale of 2,600,000 shares of common stock that we are offering with this prospectus, at an assumed offering price of $74.875 per share, after deducting the underwriting discount and our estimated offering expenses and applying the net proceeds. The total number of shares of our common stock outstanding as of December 26, 1999, as adjusted for this offering in the table below, excludes 4,008,184 shares of common stock reserved for issuance in connection with the exercise of stock options and warrants outstanding at December 26, 1999, none of which were exercised between December 26, 1999 and January 5, 2000. Since December 26, 1999, we have granted options to purchase an additional 585,900 shares of common stock, none of which can be exercised before July 1, 2000.



                                                                DECEMBER 26, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 38,164    $223,042
                                                              ========    ========
Shareholders' equity:
  Preferred stock, $0.01 par value; 3,000 shares authorized;
     none issued and outstanding............................  $     --    $     --
  Common stock, $0.0025 par value; 60,000 shares authorized;
     29,700 shares issued and outstanding actual; 32,300
     shares issued and outstanding as adjusted..............        74          81
  Additional paid-in capital................................   113,311     298,182
Retained earnings...........................................    28,797      28,797
                                                              --------    --------
Total shareholders' equity..................................   142,182     327,060
                                                              --------    --------
Total capitalization........................................  $142,182    $327,060
                                                              ========    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA


We derived the statement of income data for the years ended June 30, 1997, June 28, 1998 and June 27, 1999 and balance sheet data as of June 28, 1998 and June 27, 1999 from the audited financial statements included in this prospectus. The financial statements for the periods ended June 30, 1997 and June 28, 1998 were audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements for the year ended June 27, 1999 were audited by Ernst & Young LLP, independent auditors. We derived the statement of income data for the years ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1995, 1996 and 1997 from audited financial statements that are not included in this prospectus. We derived the statement of income data for the six months ended December 27, 1998 and December 26, 1999 and balance sheet data at December 26, 1999 from the unaudited financial statements included in this prospectus. We believe that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist of normal recurring adjustments. Historical results are not necessarily indicative of results of operations to be expected in the future, and the results for the six months ended December 26, 1999 are not necessarily indicative of results to be expected for the entire year. The shares used in calculating earnings per share in the table below are adjusted for our two-for-one stock split effective July 26, 1999. You should read this information in conjunction with our financial statements and other financial data included elsewhere in this prospectus or incorporated by reference from our reports filed with the Securities and Exchange Commission and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                   YEARS ENDED                             SIX MONTHS ENDED
                                               ----------------------------------------------------   ---------------------------
                                               JUNE 30,   JUNE 30,   JUNE 30,   JUNE 28,   JUNE 27,   DECEMBER 27,   DECEMBER 26,
                                                 1995       1996       1997       1998       1999         1998           1999
                                               --------   --------   --------   --------   --------   ------------   ------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenue:
  Product revenue, net.......................  $ 5,989    $ 9,689    $19,823    $34,891    $53,464      $23,525        $40,392
  Contract revenue, net......................    3,011      3,945      6,535      7,640      6,586        2,792          3,585
  License fee income.........................       --      1,423      2,615         --         --           --             --
                                               -------    -------    -------    -------    -------      -------        -------
    Total revenue............................    9,000     15,057     28,973     42,531     60,050       26,317         43,977
Cost of revenue:
  Product revenue, net.......................    4,244      8,411     13,388     21,727     26,977       11,792         19,572
  Contract revenue, net......................    1,773      3,078      5,707      6,252      4,943        2,252          2,258
                                               -------    -------    -------    -------    -------      -------        -------
    Total cost of revenue....................    6,017     11,489     19,095     27,979     31,920       14,044         21,830
                                               -------    -------    -------    -------    -------      -------        -------
Gross profit.................................    2,983      3,568      9,878     14,552     28,130       12,273         22,147
Operating expenses:
  Research and development...................    1,194      1,286      1,826      1,774      4,443        1,927          2,843
  Sales, general and administrative..........    2,268      2,917      4,301      4,131      6,064        2,668          4,565
Other (income) expense.......................       (1)       (11)       639        502      1,041          567             92
                                               -------    -------    -------    -------    -------      -------        -------
Income (loss) from operations................     (478)      (624)     3,112      8,145     16,582        7,111         14,647
Interest income, net.........................      461        867        607        730      1,060          135          1,142
                                               -------    -------    -------    -------    -------      -------        -------
  Income (loss) before income taxes..........      (17)       243      3,719      8,875     17,642        7,246         15,789
Income tax expense...........................       --         --        177      2,600      4,940        2,029          5,368
                                               -------    -------    -------    -------    -------      -------        -------
Net income (loss)............................  $   (17)   $   243    $ 3,542    $ 6,275    $12,702      $ 5,217        $10,421
                                               =======    =======    =======    =======    =======      =======        =======
Earnings per share:
  Basic......................................  $  0.00    $  0.01    $  0.14    $  0.24    $  0.47      $  0.20        $  0.35
                                               =======    =======    =======    =======    =======      =======        =======
  Diluted....................................  $  0.00    $  0.01    $  0.13    $  0.23    $  0.45      $  0.19        $  0.33
                                               =======    =======    =======    =======    =======      =======        =======
Shares used in per share calculation:
  Basic......................................   20,734     23,652     24,911     25,726     27,015       25,752         29,462
                                               =======    =======    =======    =======    =======      =======        =======
  Diluted....................................   20,734     25,230     26,251     26,987     28,432       27,082         31,404
                                               =======    =======    =======    =======    =======      =======        =======



                                                            JUNE 30,
                                                   ---------------------------   JUNE 28,   JUNE 27,   DECEMBER 26,
                                                    1995      1996      1997       1998       1999         1999
                                                   -------   -------   -------   --------   --------   ------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $ 3,748   $10,162   $10,448   $17,680    $ 42,506     $ 38,164
Working capital..................................    9,970    18,596    21,013    27,603      60,222       53,660
Total assets.....................................   20,924    43,796    50,137    72,724     144,217      160,912
Shareholders' equity.............................   19,504    40,672    45,125    54,865     130,022      142,182

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements, including words such as "may," "will," "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions constitute forward looking statements. These forward looking statements are subject to business and economic risks and uncertainties, and our actual results of operations may differ materially from those contained in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as other risks and uncertainties referenced in this prospectus.

OVERVIEW


We are the world leader in developing and manufacturing semiconductor materials and electronic devices made from SiC. We recognize product revenue at the time of shipment or in accordance with the terms of the relevant contract. We derive the largest portion of our revenue from the sale of blue and green LED products. We offer LEDs at two brightness levels: high brightness blue and green products and standard brightness blue products. Our LED devices are utilized by end users for automotive dashboard backlighting, liquid crystal display, or LCD, backlighting, including wireless handsets and other consumer products, indicator lamps, miniature white lights, indoor sign and arena displays, outdoor full color stadium displays, traffic signals and other lighting applications. LED products represented 51% of our revenue in fiscal 1999 and 57% of our revenue for the first six months of fiscal 2000.



During the first six months of fiscal 2000, revenues derived from sales of high brightness LEDs were greater than 60% of the total LED sales mix. Historically, we have experienced low margins with many new product introductions, including the high brightness products. We have continued to make improvements to output and yield since the high brightness products were introduced in fiscal 1999. During the first six months of fiscal 2000, we made progress towards our fiscal 2000 goal of a 50% cost reduction for high brightness LED products through a 36% reduction in unit costs from the fourth quarter of fiscal 1999. During the remainder of fiscal 2000, we plan to focus on reducing unit costs through higher production yields and increased volume.



We derive revenue from the sale of SiC wafers that are used for device production and research and development. In addition, we sell SiC crystals to C3, which uses them in gemstone applications. Sales of advanced materials made from SiC represented 38% of our revenue in fiscal 1999 and approximately 35% of our revenue for the first six months of fiscal 2000. During late fiscal 1998, fiscal 1999 and early fiscal 2000, C3 purchased crystal growth equipment we constructed but retain to use in manufacturing material for C3; this equipment has more than doubled our capacity allocated to the production of crystals for C3. In the fall of 1999, C3 announced lower sales and higher inventory levels than anticipated. C3 also launched a new marketing campaign for its gemstone products. Recently, we agreed that C3 could reschedule approximately one-half of its purchase commitments from the first half of calendar 2000 to the second half of the year. We anticipate that overall sales to C3 will decrease in calendar 2000 and we may use manufacturing capacity that becomes available due to a reduction in sales to C3 for our other product applications. We anticipate that product revenue from C3 will decrease to less than 10% of our revenue for the fourth quarter of fiscal 2000 and will continue to decline as a percentage of revenue through the first half of fiscal 2001.

The balance of our revenue, 11% for fiscal 1999 and 8% for the first six months of fiscal 2000, is derived from government contract funding. Under various programs, U.S. Government entities support the development of our technology by supplementing our research and development funding. We retain ownership of patent rights on technology developed under such contracts, subject to certain license rights retained by the government. Contract revenue includes funding of direct research and development costs and a portion of our general and administrative expenses and other operating expenses for contracts under which we expect funding to exceed direct costs over the life of the contract. For contracts under which we anticipate that direct costs will exceed amounts to be funded over the life of the contract (i.e., certain cost-share arrangements), we report direct costs as research and development expenses with related reimbursements recorded as an offset to those expenses.


In June 1999, we announced the introduction of the first of a family of RF and microwave transistor products made from SiC. These products are designed for use in a variety of power amplification applications. A second phase of transistor products is expected to be available in fiscal 2000. We expect that these products will be marketed to a variety of amplifier producers for a number of uses, including wireless base station and digital broadcast applications. While distribution of these products on a sample basis commenced in early fiscal 2000, we believe that these products will be sold in limited quantities as evaluation kits during fiscal 2000 since design cycles for the target applications generally exceed six months. There can be no assurance that customers will develop applications requiring commercially significant volumes of our RF products or that such products will be successful in the market.


In September 1996, we entered into an agreement with Siemens AG under which Siemens agreed to purchase a fixed quantity of our blue LED chips. In December 1998, this agreement was amended to provide for additional shipments of LED products through September 1999. This contract was assigned to Osram OS, an indirect subsidiary of Siemens, effective January 1, 1999. Siemens (including its Osram OS subsidiary) accounted for 40% of our revenue for fiscal 1998 and 37% of our revenue in fiscal 1999.


In August 1999, we entered into a new purchase agreement with Osram OS pursuant to which Osram OS agreed to purchase, and we are obligated to ship, stipulated quantities of both standard brightness and high brightness LED chips, as well as SiC wafers, through September 2000. This contract gives Osram OS limited rights to defer shipments. It also provides for recovery of liquidated damages, and actual damages in some instances, if we materially default in meeting shipment schedules. The contract provides for higher unit prices early in the contract term, with unit price reductions becoming available as the cumulative volume of products shipped increases.


We are also a party to certain license agreements related to our technology for the manufacture of LEDs under which we have received one-time license fees. The license fee revenue was recognized in the year our obligation to transfer the licensed technology was fulfilled.

RESULTS OF OPERATIONS

The following table shows our statement of income data expressed as a percentage of total revenue for the periods indicated:


                                                   YEARS ENDED                  SIX MONTHS ENDED
                                          ------------------------------   ---------------------------
                                          JUNE 30,   JUNE 28,   JUNE 27,   DECEMBER 27,   DECEMBER 26,
                                            1997       1998       1999         1998           1999
                                          --------   --------   --------   ------------   ------------
Revenue:
  Product revenue, net..................    68.4%      82.0%      89.0%        89.4%          91.8%
  Contract revenue, net.................    22.6       18.0       11.0         10.6            8.2
  License fee income....................     9.0         --         --           --             --
                                           -----      -----      -----        -----          -----
     Total revenue......................   100.0      100.0      100.0        100.0          100.0
Cost of revenue:
  Product revenue, net..................    46.2       51.1       44.9         44.8           44.5
  Contract revenue, net.................    19.7       14.7        8.3          8.6            5.1
                                           -----      -----      -----        -----          -----
     Total cost of revenue..............    65.9       65.8       53.2         53.4           49.6
                                           -----      -----      -----        -----          -----
Gross margin............................    34.1       34.2       46.8         46.6           50.4
Operating expenses:
  Research and development..............     6.3        4.2        7.4          7.3            6.6
  Sales, general and administrative.....    14.9        9.6       10.1         10.1           10.5
  Other expense.........................     2.2        1.2        1.7          2.2             --
                                           -----      -----      -----        -----          -----
     Income from operations.............    10.7       19.2       27.6         27.0           33.3
Interest income, net....................     2.1        1.7        1.8          0.5            2.6
                                           -----      -----      -----        -----          -----
     Income before income taxes.........    12.8       20.9       29.4         27.5           35.9
Income tax expense                           0.6        6.1        8.2          7.7           12.2
                                           -----      -----      -----        -----          -----
     Net income.........................    12.2%      14.8%      21.2%        19.8%          23.7%
                                           =====      =====      =====        =====          =====



SIX MONTHS ENDED DECEMBER 26, 1999 AND DECEMBER 27, 1998



Revenue. Revenue increased 67% from $26.3 million in the first six months of fiscal 1999 to $44.0 million in the first six months of fiscal 2000. This increase resulted from an increase in product revenue of 72% from $23.5 million in the first six months of fiscal 1999 to $40.4 million in the first six months of fiscal 2000. This rise in product revenue was largely a result of the 99% increase in sales of our LED products in the first six months of fiscal 2000 compared to the first six months of fiscal 1999. Our high brightness LED products experienced the heaviest demand. While our LED chip volume has grown 88% in the first six months of fiscal 2000 over units shipped in the first six months of fiscal 1999, our average sales prices for LEDs have also increased 6% in the first six months of fiscal 2000 over the same period in the prior year. The greater average sales price reflects a significant shift in mix to the higher priced high brightness LED products. For the first six months of fiscal 2000, more than 60% of LED sales were attributable to high brightness products. For the first six months of fiscal 1999, less than 15% of LED sales were from high brightness products.



Revenue attributable to sales of SiC material was 41% higher in the first six months of fiscal 2000 than in the same period of fiscal 1999 due to a significant increase in sales to C3 for gemstone applications. During the fourth quarter of fiscal 1999 and the first quarter of fiscal 2000, C3 purchased additional equipment from us to increase capacity by more than 50%. Recently, we agreed to spread shipments of gemstone products for the remainder of fiscal 2000 over the next twelve months. We believe that these reduced orders for the second half of fiscal 2000 can be offset with additional LED revenue. Contract revenue received from U.S. Government agencies increased 28% during the first six months of fiscal 2000 compared to the first six months of fiscal 1999 due to new contracts that have been awarded to us during fiscal 2000.



Gross Profit. Gross profit increased 80% from $12.3 million in the first six months of fiscal 1999 to $22.1 million in the first six months of fiscal 2000. This increase is due primarily to the increases in LED sales volumes and average sales price per chip for LEDs discussed above. During the first six months of fiscal 2000, the average cost of high brightness LEDs has been reduced 36%. Margins on wafer and gemstone products have also improved during the first six months of fiscal 2000 as higher quality materials are being produced with greater yields.



Research and Development. Research and development expenses increased 48% in the first six months of fiscal 2000 to $2.8 million from $1.9 million in the first six months of fiscal 1999. Much of this increase was caused by a greater investment made for research in the RF and microwave and optoelectronics programs. We anticipate that internal funding for development of new products will continue to grow in future periods, while we believe that government funding for our development activities will remain constant.



Sales, General and Administrative. Sales, general and administrative expenses increased 71% in the first six months of fiscal 2000 to $4.6 million from $2.7 million in the first six months of fiscal 1999, due to greater spending to support the overall growth of the business. We anticipate that total sales, general and administrative costs will continue to increase in connection with the growth of the business; however, we believe that as a percentage of revenue they will remain constant.



Other Expense. Other expense decreased 84% to $92,000 during the first six months of fiscal 2000 from $567,000 for the first six months of fiscal 1999. In the first six months of fiscal 1999, we realized impairments to leasehold costs as a result of management's decision to move equipment from our leased facility to our new manufacturing site.



Interest Income, Net. Interest income, net increased 746% to $1.1 million in the first six months of fiscal 2000 from $135,000 in the first six months of fiscal 1999 due to a higher available cash balance as a result of the public stock offering in February 1999. Interest rates were also higher in fiscal 2000. In addition, in November 1997, we obtained a $10.0 million term loan from NationsBank to fund the acquisition and construction of our manufacturing facility in Durham, North Carolina. The majority of the interest incurred in the first half of fiscal 1999 was expensed.



Income Tax Expense. Income tax expense for the first six months of fiscal 2000 was $5.4 million compared to $2.0 million in the first six months of fiscal 1999. This increase resulted from higher profitability during the first six months of fiscal 2000 over the first six months of fiscal 1999 and a higher effective tax rate. Our tax rate during the first six months of fiscal 2000 was 34% compared to 28% in the first six months of fiscal 1999 due to a reduction in the reserve for deferred tax assets.


FISCAL YEARS ENDED JUNE 27, 1999, JUNE 28, 1998 AND JUNE 30, 1997

Revenue. Revenue grew 41% from $42.5 million in fiscal 1998 to $60.1 million in fiscal 1999. This increase was attributable to higher product revenue, which rose 53% from $34.9 million in fiscal 1998 to $53.5 million in fiscal 1999. This increase in product revenue was a result of the 62% rise in sales of our LED products and 58% increase in materials revenue in fiscal 1999 compared to fiscal 1998.

Growth in LED volume resulted from the introduction of new high brightness devices and improvements in the product design of and strong demand for our standard brightness product. While we continue to improve our manufacturing process and yields on our high brightness products, we must continue to significantly increase our production output to meet the growing demands of our customers. We believe that our LED products are particularly attractive to the marketplace due to our low prices and industry standard vertical structure. During fiscal 1999, LED volume grew 160% while average sales prices declined 38%.

We expect that in order to increase market demand for all of our LED products, we must continue to lower average sales prices, although pricing is anticipated to be more stable in fiscal year 2000 than in prior years. Historically, we have been successful in matching lower sales prices with lower costs. During fiscal 2000, we plan to focus on reducing costs through higher production yields and from greater volumes as fixed costs are spread over a greater number of units.

We are continuing to ramp up production volume for our high brightness LED products, which were introduced during fiscal 1999. During the fourth quarter of fiscal 1999, revenue from high brightness products made up more than 25% of our total LED revenue. We believe revenues from these products will surpass revenues from our standard brightness product during fiscal 2000; however, there can be no assurance that the product volumes will increase or that we will achieve the required yield improvements.

Revenue attributable to sales of SiC material was 58% higher in fiscal 1999 than in the same period of fiscal 1998 due to a significant increase in sales to C3 for gemstone applications and strong demand for wafer products. During fiscal 1998, C3 was in initial stages of operation; therefore, unit sales were limited. Revenue from sales of SiC wafers were higher in fiscal 1999 as compared to fiscal 1998, due to quality improvements in wafers, along with the availability of larger two-inch wafers during fiscal 1999.

During fiscal 1999, sales from our displays business declined 96% from the prior year period as we chose to discontinue that product line. Contract revenue received from U.S. Government agencies also declined 14% during fiscal 1999 compared to fiscal 1998, as a significant contract that funded optoelectronic research was exhausted in early fiscal 1999. We anticipate contract revenue to increase slightly in fiscal 2000 as we received additional contract awards in late fiscal 1999.

Revenue increased 47% from $29.0 million in fiscal 1997 to $42.5 million in fiscal 1998. A significant portion of the rise was attributable to the 132% increase in LED volume sold pursuant to an amendment to our purchase agreement with Siemens. This agreement and two subsequent amendments provided $6.8 million in additional revenue in fiscal 1998 over fiscal 1997. This significant increase in volume sold was offset by a 32% decline in our average sales price per LED sold.

Wafer and other materials revenue increased 110% in fiscal 1998 over fiscal 1997 due to a 29% increase in wafer volume associated with greater interest by the worldwide research community in SiC-based products, as well as revenues from C3. C3 activity grew as a result of the execution in July 1997 of the new supply and development agreements. Revenues for our displays business increased 37% in fiscal 1998 over fiscal 1997 due to increased interest among customers for indoor video displays.

Contract revenue increased 17% to $7.6 million during fiscal 1998 as compared to fiscal 1997, as a result of a change in the mix of funding from available contracts. Contracts funded for fiscal 1997 included a higher amount of proceeds recognized under two cost-share arrangements. For these arrangements, funds are recorded as a reduction in research and development expense rather than as contract revenue. As funds associated with these two programs were exhausted during fiscal 1998, we shifted our resources to programs under a cost-plus or catalog price arrangement, in which funding is recorded as contract revenue. Therefore, contract revenue was higher in fiscal 1998 than 1997.

Included in revenue for fiscal 1997 is a one-time license fee of $2.6 million. This license fee was earned pursuant to a License and Technology Transfer Agreement entered into in September 1996 with Shin-Etsu. Pursuant to this agreement, we granted Shin-Etsu a license to use certain epitaxial and device fabrication process technology used in the manufacture of our standard brightness blue LED product. We did not record any license fee revenue during fiscal 1998.

Gross Profit. Gross margin climbed to 47% of revenue during fiscal 1999 as compared to 34% during fiscal 1998. This increase is predominantly attributable to design and manufacturing improvements that occurred in fiscal 1999 resulting in significant reductions in cost. With the introduction of our new conductive buffer LED technology in the fourth quarter of fiscal 1998, we were able to significantly lower costs of production due to fewer manufacturing steps required with the new chip structure and improved yield. During the first six months of fiscal 1998, we introduced a smaller LED chip size and, in December 1997, we began to fabricate devices on larger two-inch wafers. During much of fiscal 1998, we were still in the process of establishing these new manufacturing designs and had not achieved production efficiency. In addition, the larger two-inch wafer had not been in full production for much of fiscal 1998; therefore, average die yields were significantly lower. During fiscal 1999, margins realized on high brightness products were lower than those derived from our standard brightness blue LED product, as the yield from the manufacturing process was less than our standard brightness product.

Average wafer costs for SiC material sales also declined 32% during fiscal 1999 over the comparative period due to more efficient processes and improved yield.

Our gross profit increased 47% to $14.6 million in fiscal 1998 over fiscal 1997. Our gross margin was 34% for both fiscal 1998 and fiscal 1997. License fees, which have no corresponding cost, were included in fiscal 1997 results. Without license fee revenue, gross profit would have been $7.3 million or 28% of revenue for fiscal 1997. The overall increase in gross profit in fiscal 1998 resulted from higher revenue and lower LED and material costs per unit. The lower LED and wafer costs were recognized due to higher throughput, which more effectively utilized capacity and yield efficiencies. The greater throughput enabled us to spread fixed cost investments over a larger volume of products. Greater yield in LED applications resulted from a combination of a new smaller die size and a new larger two-inch diameter wafer, and in the fourth quarter of fiscal 1998, the introduction of the conductive buffer technology. Yield was also higher for LED and materials due to plant processing efficiency and a higher quality of wafer materials used in these products.

The cost of contract revenue increased in fiscal 1998 over fiscal 1997, due to the change in the mix of funding from available contracts. Costs for fiscal 1997 included a higher amount of expenses recognized under two cost-share arrangements. For these arrangements, costs are recorded as research and development expenses rather than cost of contract revenue. When funding under these two contracts was completed in the second quarter of fiscal 1998, all resources were shifted to cost-plus and catalog priced contracts, where expenses are recorded as a cost of contract revenue.

Research and Development. Research and development expenses increased 150% in fiscal 1999 to $4.4 million from $1.8 million in fiscal 1998. Much of this increase was caused by significantly higher costs for the initial development of our new high brightness LED products. During fiscal 1999, approximately $500,000 of funding provided under our contract with Microvision was offset against research and development expenses. The remaining $2.1 million of funding is anticipated to be applied to research and development expenses in fiscal 2000. We expect that including the offset of Microvision funds in fiscal 2000, research and development expenses will remain relatively stable compared to fiscal 1999 amounts.

Research and development costs decreased by 3% to approximately $1.8 million in fiscal 1998 from approximately $1.8 million in fiscal 1997 due to a reduction in work performed under two cost-share contracts to further our blue laser research. These cost-share contracts concluded during the first half of fiscal 1998. Additionally, research and development costs for fiscal 1997 included a one-time write-off of approximately $100,000 for the closure of our Eastern European Division, located in St. Petersburg, Russia.


Sales, General and Administrative Expenses. Sales, general and administrative expenses increased 47% in fiscal 1999 to $6.1 million from $4.1 million in the fiscal 1998 due primarily to the general growth in our business. In addition, in fiscal 1998 two insurance events were recorded that reduced expenses by approximately $400,000. As a result of the dismissal of a securities class action lawsuit in November 1997, we were reimbursed approximately $200,000 for costs incurred in connection with the lawsuit. Most of these expenses were recorded in fiscal 1997. In addition, we received approximately $200,000 in reimbursement of medical expenses due to a negotiated cost cap in a partially self-funded insured health plan. Also as a result of our increased profitability during fiscal 1999 over fiscal 1998, the profit sharing accrual (which was based on 5% of operating income) grew approximately $400,000. We anticipate that total sales, general and administrative costs will increase in connection with the growth of our business; however, we believe that as a percentage of revenue they will remain constant.


Sales, general and administrative expenses decreased 4% to $4.1 million for fiscal 1998 from $4.3 million in fiscal 1997 due to the receipt of two one-time insurance payments. As a result of the dismissal in November 1997 of a securities class action lawsuit filed in October 1996, we were reimbursed approximately $200,000 from our insurance carrier for costs incurred in defense of the suit. In addition, as a result of a negotiated cost cap, we received an approximate $200,000 reimbursement of medical expenses that were incurred under a partially self-funded insured health plan. As a percentage of revenue, these costs have decreased to 10% in fiscal 1998 from 15% in fiscal 1997.

Other Expense. Other expense increased 107% to $1.1 million during fiscal 1999 from approximately $500,000 in fiscal 1998. During fiscal 1999, we realized impairments to leasehold costs as a result of our decision to move equipment from our leased facility to our new manufacturing site. We also wrote-off other assets that had no future value to us. These write-offs were slightly offset by income recognized under our equipment build-out agreement with C3. In fiscal 1998 and 1999, we sold equipment manufactured by us to C3 at cost plus an overhead allocation equivalent to that recognized on our government contracts. The overhead allocation was recorded as "Other income," however, the amount was more than offset by the other write-offs.

In fiscal 1998, other expense included a net loss recorded on the write-down of leasehold improvements associated with a leased facility in Durham, North Carolina and disposal of certain other fixed assets and a write-off of $66,000 for the remaining value of goodwill associated with the acquisition of our Real Color Displays subsidiary. In addition, we entered into an agreement with C3 to sell equipment manufactured by us at cost plus a reasonable overhead allocation. The overhead allocation was recorded as "Other income;" however, the amount was more than offset by leasehold write-offs associated with the move to our new facility and other asset disposals. Other expense for fiscal 1997 was higher than that recorded in fiscal 1998 as large fixed asset write-downs were recorded as the result of a physical plant inventory. These write-downs were greater than those recorded in fiscal 1998.

Interest Income, Net. Interest income, net increased 45% to $1.1 million in fiscal 1999 from $700,000 in fiscal 1998 due to higher average cash balances being available in fiscal 1999 as a result of a public stock offering completed in February 1999. A portion of the proceeds received from the offering was used to repay all debt that was outstanding; therefore, during much of the third quarter and all of the fourth quarter of fiscal 1999, there was no interest expense incurred. In November 1997, we obtained a term loan from NationsBank to fund the acquisition and construction of our manufacturing facility in Durham, North Carolina. Most of that interest was capitalized during fiscal 1998.

Interest income, net increased by approximately $100,000 in fiscal 1998 over fiscal 1997 due to higher investable cash balances available in fiscal 1998. Cash balances were higher in fiscal 1998 as we generated $12.1 million from operations compared to $6.1 million in fiscal 1997.

Income Tax Expense. Income tax expense for fiscal 1999 was $4.9 million compared to $2.6 million in fiscal 1998. This increase resulted from increased profitability during fiscal 1999 over fiscal 1998. Our effective tax rate during fiscal 1999 was 28% compared to 29% in fiscal 1998.

Our effective income tax rate increased to 29% for fiscal 1998 from a 5% effective rate during fiscal 1997. The lower rate for fiscal 1997 resulted from the utilization of net operating loss carryforwards.

QUARTERLY RESULTS OF OPERATIONS

The following tables are our unaudited quarterly results of operations in dollar amounts and as a percentage of revenue for the periods indicated. We have prepared this information on a basis consistent with our audited financial statements and included all adjustments that we consider necessary for a fair presentation of the information for the periods presented. Amounts used in calculating earnings per share reflect the two-for-one stock split effective July 26, 1999. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.


                                                                           THREE MONTHS ENDED
                                        -----------------------------------------------------------------------------------------
                                        MARCH 29,   JUNE 28,   SEPT. 27,   DEC. 27,   MARCH 28,   JUNE 27,   SEPT. 26,   DEC. 26,
                                          1998        1998       1998        1998       1999        1999       1999        1999
                                        ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Product revenue, net................   $8,929     $ 9,593     $10,720    $12,805     $14,084    $15,855     $18,257    $22,136
  Contract revenue, net...............    1,742       1,955       1,559      1,233       1,951      1,843       1,791      1,794
                                         ------     -------     -------    -------     -------    -------     -------    -------
    Total revenue.....................   10,671      11,548      12,279     14,038      16,035     17,698      20,048     23,930
Cost of revenue:
  Product revenue, net................    5,510       5,852       5,415      6,377       6,794      8,391       9,498     10,075
  Contract revenue, net...............    1,430       1,573       1,207      1,045       1,503      1,188       1,136      1,122
                                         ------     -------     -------    -------     -------    -------     -------    -------
    Total cost of revenue.............    6,940       7,425       6,622      7,422       8,297      9,579      10,634     11,197
                                         ------     -------     -------    -------     -------    -------     -------    -------
Gross profit..........................    3,731       4,123       5,657      6,616       7,738      8,119       9,414     12,733
Operating expenses:
  Research and development............      367         487         806      1,121       1,515      1,001         931      1,911
  Sales, general and administrative...    1,041       1,105       1,218      1,450       1,568      1,828       1,927      2,639
  Other expense.......................       31          79         269        298         311        163         101         (8)
                                         ------     -------     -------    -------     -------    -------     -------    -------
    Income from operations............    2,292       2,452       3,364      3,747       4,344      5,127       6,455      8,191
Interest income, net..................      180         217         115         20         347        578         569        573
                                         ------     -------     -------    -------     -------    -------     -------    -------
    Income before income tax..........    2,472       2,669       3,479      3,767       4,691      5,705       7,024      8,764
Income tax expense....................      717         790       1,113        916       1,314      1,597       2,388      2,980
                                         ------     -------     -------    -------     -------    -------     -------    -------
  Net income..........................   $1,755     $ 1,879     $ 2,366    $ 2,851     $ 3,377    $ 4,108     $ 4,636    $ 5,784
                                         ======     =======     =======    =======     =======    =======     =======    =======
Earnings per share:
  Basic...............................   $ 0.07     $  0.07     $  0.09    $  0.11     $  0.13    $  0.15     $  0.16    $  0.20
                                         ======     =======     =======    =======     =======    =======     =======    =======

  Diluted.............................   $ 0.07     $  0.07     $  0.09    $  0.10     $  0.12    $  0.14     $  0.15    $  0.18
                                         ======     =======     =======    =======     =======    =======     =======    =======
Shares used in per share calculation:
  Basic...............................   26,056      26,052      25,840     25,664      27,266     27,015      29,337     29,587

  Diluted.............................   27,002      26,858      26,498     27,668      29,770     28,432      31,214     31,594



                                                                           THREE MONTHS ENDED
                                        -----------------------------------------------------------------------------------------
                                        MARCH 29,   JUNE 28,   SEPT. 27,   DEC. 27,   MARCH 28,   JUNE 27,   SEPT. 26,   DEC. 26,
                                          1998        1998       1998        1998       1999        1999       1999        1999
                                        ---------   --------   ---------   --------   ---------   --------   ---------   --------
Revenue:
  Product revenue, net................     83.7%      83.1%       87.3%      91.2%       87.8%      89.6%       91.1%      92.5%
  Contract revenue, net...............     16.3       16.9        12.7        8.8        12.2       10.4         8.9        7.5
                                          -----      -----       -----      -----       -----      -----       -----      -----
    Total revenue.....................    100.0      100.0       100.0      100.0       100.0      100.0       100.0      100.0
Cost of revenue:
  Product revenue, net................     51.6       50.7        44.1       45.4        42.4       47.4        47.4       42.1
  Contract revenue, net...............     13.4       13.6         9.8        7.4         9.3        6.7         5.6        4.7
                                          -----      -----       -----      -----       -----      -----       -----      -----
    Total cost of revenue.............     65.0       64.3        53.9       52.8        51.7       54.1        53.0       46.8
                                          -----      -----       -----      -----       -----      -----       -----      -----
Gross margin..........................     35.0       35.7        46.1       47.2        48.3       45.9        47.0       53.2
Operating expenses:
  Research and development............      3.4        4.2         6.6        8.0         9.4        5.7         4.6        8.0
  Sales, general and administrative...      9.8        9.5         9.9       10.3         9.9       10.3         9.6       11.0
  Other expense.......................      0.3        0.8         2.2        2.1         1.9        0.9         0.6         --
                                          -----      -----       -----      -----       -----      -----       -----      -----
    Income from operations............     21.5       21.2        27.4       26.8        27.1       29.0        32.2       34.2
Interest income, net..................      1.7        1.9         0.9        0.1         2.2        3.2         2.8        2.4
                                          -----      -----       -----      -----       -----      -----       -----      -----
    Income before income tax..........     23.2       23.1        28.3       26.9        29.3       32.2        35.0       36.6
Income tax expense....................      6.7        6.9         9.1        6.5         8.2        9.0        11.9       12.4
                                          -----      -----       -----      -----       -----      -----       -----      -----
    Net income........................     16.5%      16.2%       19.2%      20.4%       21.1%      23.2%       23.1%      24.2%
                                          =====      =====       =====      =====       =====      =====       =====      =====

LIQUIDITY AND CAPITAL RESOURCES


We have funded our operations to date through sales of equity, bank borrowings and revenue from product and contract sales. As of December 26, 1999, we had working capital of $53.7 million, including $38.2 million in cash and cash equivalents. Operating activities generated $16.7 million for the first six months of fiscal 2000 compared with $4.2 million generated during the comparative period in fiscal 1999. This increase was primarily attributable to higher profitability and was supplemented by timing differences and the net increase in accrued expenses due mostly to a higher income tax provision.



We invested $22.9 million in capital expenditures during the first six months of fiscal 2000 compared to $10.4 million during the same period in the prior fiscal year. The majority of the increase in spending was due to new equipment additions to increase manufacturing capacity in our crystal growth and epitaxy areas. Also, we recently completed a 42,000 square foot facility expansion at our production site near Research Triangle Park, North Carolina.



We are currently engaged in construction activities relating to a 125,000 square foot expansion of our epitaxial and clean room fabrication facilities. We also intend to expand our facility for RF and microwave test and packaging areas in calendar 2000. We believe these additions will allow us to dramatically increase capacity at our facility for LED, RF and microwave and power products. We anticipate total costs for these facilities to be between $25.0 million and $30.0 million. Estimates for equipment costs relating to this expansion total between $25.0 million and $30.0 million. We also recently committed to purchase a 120,000 square foot facility under construction on 17.5 acres of land near our present facility. We plan to use this facility for sales, general and administrative and research and development personnel, as well as for general employee services functions. The cost to acquire this facility (not including the upfit costs for completing the shell building) is $8.1 million. We plan to fund all of these expansion activities with the net proceeds of this offering.


Although from time to time we evaluate potential acquisitions of and investments in complementary businesses and anticipate continuing to make such evaluations, we have no present commitments or agreements with respect to the potential acquisition of or investment in another business.


Cash provided by financing activities during the first six months of fiscal 2000 reflected the receipt of $2.2 million in proceeds from the exercise of stock options from our employee stock option plan.


At September 27, 1998, we had a loan outstanding for $10.0 million from a commercial bank to finance portions of the upfit of the production facility. The final draw to this loan was made during the first quarter of fiscal 1999 for $1.3 million. The loan was subsequently paid off in the third quarter of fiscal 1999. We also committed $3.2 million during the first quarter of fiscal 1999 to repurchase common stock.

We anticipate that internally generated cash plus the proceeds of this offering will be sufficient to fund our capital requirements for the next 12 months.

IMPACT OF THE YEAR 2000

Even though the date is now past January 1, 2000 and we have not experienced any immediate adverse impact from the transition to the Year 2000, we cannot provide assurance that our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, certain computer programs which were date sensitive to the Year 2000 may not process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers.

                                    BUSINESS

OVERVIEW

We are the world leader in developing and manufacturing semiconductor materials and electronic devices made from SiC. Using our proprietary compound semiconductor technology, we produce LEDs for use in automotive and LCD backlighting, indicator lamps, full color LED displays and other lighting applications. We also manufacture SiC crystals used in the production of unique gemstone products and SiC wafers sold for the manufacture of LEDs and for research directed to optoelectronics, microwave and power applications. SiC-based compound semiconductor devices offer significant advantages over competing products based on silicon, gallium arsenide, or GaAs, and other materials for certain electronic applications. We have new product initiatives based on SiC, including RF and microwave devices for wireless infrastructure, such as base stations, multi-channel, multi-point distribution service and wireless local loop networks, and for radar. We also have new product initiatives for larger and higher quality crystals for moissanite gemstones, blue laser diodes for optical storage applications and power devices for power conversion or switching uses. We recently introduced the first RF transistor available using SiC technology with initial samples. This product is designed for use in wireless and broadcast applications.

BACKGROUND

Most semiconductor devices are fabricated on wafers made from silicon crystals. Silicon evolved as the dominant semiconductor material because it is relatively easy to grow into large, single crystals and is suitable for fabricating most electronic devices. Alternative materials, such as GaAs, have emerged to enable the fabrication of new devices with characteristics that could not be obtained using silicon, including certain RF, microwave, LED, laser and other solid state devices. However, GaAs, silicon and other commercially available semiconductor materials have certain physical and electronic characteristics that limit their usefulness in many applications. For example, silicon and GaAs-based semiconductors are not suitable for the fabrication of short wavelength optoelectronic devices. In addition, the power handling capabilities of silicon and GaAs-based microwave transistors can limit the power and performance of microwave systems used in many commercial and military aerospace applications. Furthermore, few silicon or GaAs devices can operate effectively at temperatures above 400 degrees F. This is a major limitation in applications such as advanced electronic systems for high power electric motors, jet engines and satellites.

Substantial research and development efforts have been undertaken to explore the properties of other potential semiconductor materials. These efforts have identified few candidate materials that are capable of being grown as low defect single crystals, a requirement in the production of most semiconductors, which also possess physical and electronic properties that meaningfully increase device performance over products fabricated from semiconductor materials in general use. Of the few potential candidates, the properties of SiC make it an excellent material for extending existing semiconductor device technology where high power, high temperature or short wavelengths are important for performance.

SIC OVERVIEW

SiC has many physical characteristics that make it very difficult to produce. For example, in a typical semiconductor manufacturing process, the semiconductor material is grown in single crystal form and sliced into wafers. The wafers are then polished and chemically etched, coated with thin crystalline films containing controlled levels of impurities and fabricated into devices. Because SiC can form many different atomic arrangements and must be grown at process temperatures above 3,500 degrees F, it is difficult to grow large single crystals that are homogeneous in structure. In addition, the high temperatures required to grow SiC make the control of impurity levels in SiC crystals and thin films difficult. "Micropipes," or small diameter holes, may appear in the crystals during their growth, affecting the electrical integrity of the wafer and reducing the usability of portions of the wafer for certain applications. Furthermore, slicing and polishing SiC wafers is hindered by the intrinsic hardness of the material. Similarly, its inherent chemical resistance makes SiC a difficult material to etch.

Many of the same physical characteristics that make SiC difficult to produce also make it an excellent material for certain semiconductor applications. The following characteristics distinguish SiC from conventional silicon and GaAs-based semiconductor materials, resulting in significant advantages if production hurdles can be overcome:

- Wide Energy Bandgap. Bandgap is the amount of energy required to ionize an electron from the valence band to the conduction band. SiC is classified as a "wide bandgap" semiconductor material, meaning that more energy is required for ionization. Electronic devices made from this material can operate more efficiently and at much higher temperatures than devices made from other common semiconductor materials.

- High Breakdown Electric Field. The "breakdown electric field" is the amount of voltage per unit distance that a material can withstand and still effectively operate as a semiconductor device. SiC has a much higher breakdown electric field than silicon or GaAs. This characteristic allows SiC devices to operate at much higher voltage levels. Additionally, it allows SiC power devices to be significantly smaller while carrying the same as or greater power levels than comparable silicon or GaAs-based devices.

- High Thermal Conductivity. SiC is an excellent thermal conductor compared to other commercially available semiconductor materials. This feature enables SiC-based devices to operate at high power levels and still dissipate the excess heat generated.

- High Saturated Electron Drift Velocity. SiC has a "saturated electron drift velocity" higher than that of silicon or GaAs. The saturated electron drift velocity is the maximum speed at which electrons can travel through a material. This characteristic, combined with a high breakdown electric field, allows the fabrication of SiC-based microwave transistors that operate at significantly higher power levels than current silicon or GaAs-based devices.

- Robust Material. SiC has an extremely high melting point and is one of the hardest known materials in the world. As a result, SiC can withstand much higher electrical pulses and is much more radiation-resistant than silicon or GaAs. SiC is also extremely resistant to chemical breakdown and can operate in harsh environments.

- Gemological Appeal. In the gemstone industry, SiC is known as moissanite. Its high refractive index and dispersion give it "diamond-like" sparkle or fire. In addition, its hardness allows superior faceting and wear resistance compared to many gemstone materials.

OUR SOLUTION

Through our proprietary technology and over 12 years of development and manufacturing experience, we have succeeded in overcoming the difficulties involved in processing SiC for commercial use. We introduced our first product in October 1989 and currently are the leading manufacturer of SiC wafers and SiC-based blue and green LED products in the world. We believe that our proprietary process techniques and the inherent attributes of SiC give our products significant advantages over competing products for certain electronic and gemological applications. These advantages include:

- Blue and Green Light Emission. We produce high efficiency blue and green LEDs using gallium nitride, or GaN, a wide bandgap material, and other nitrides grown on SiC substrates. Other manufacturers of nitride-based LEDs use sapphire substrates. The conductive properties of SiC enable us to fabricate a simpler, smaller LED chip as compared to competing LEDs grown on sapphire substrates. We have also demonstrated and are continuing development of GaN-based blue laser diodes grown on SiC. The principal advantages of SiC over other substrate materials for blue laser diodes are its high electrical and thermal conductivity and its ability to be cleaved, providing an excellent surface for laser light emission.

- Enabling Substrate Properties. The inherent attributes of SiC as a substrate enable researchers to work on developing new optoelectronic, microwave and power devices that offer significant advantages over competing products and which could not be produced as effectively on other substrate materials. We manufacture SiC wafers for both internal use and for sale to external development programs to further new product development. We recently introduced a larger three-inch wafer to production for research purposes and demonstrated a four-inch prototype wafer. These larger substrates with lower defect densities should drive further device development and strengthen SiC's economic advantages in certain applications.

- Gemstone Material Properties. We manufacture SiC crystals that are used to produce moissanite gemstones. The combination of SiC's optical properties (high refractive index and dispersion) and robust material properties give these gemstones both diamond-like sparkle or fire and hardness characteristics. We continue to develop larger and higher quality SiC crystals for this application.

- High Power RF and Microwave Operations. We have demonstrated SiC RF and microwave transistors that can operate at much higher voltages than silicon or GaAs because of SiC's high breakdown electric field, allowing much higher power operation at high frequencies. Higher power SiC devices enable the fabrication of SiC-based RF and microwave transmitters with less circuit complexity and higher total output power. These same advantages exist for microwave devices made using GaN on SiC substrates, which can also operate at much higher frequencies than SiC-only devices. We recently introduced on a sample basis the first in a planned line of RF and microwave devices designed for use in wireless infrastructure and broadcast applications, and we expect to begin shipping evaluation units in the third quarter of fiscal 2000. We are continuing development of additional RF and microwave devices for use in wireless infrastructure, radar systems and other commercial and defense-related applications.

- High Power, High Voltage Operation. We are developing SiC power diodes and switches that are able to operate at higher power densities than currently used semiconductor materials because of the much higher breakdown electric field of SiC. In addition, we believe that our SiC power devices will be able to operate with lower resistive losses and lower switching losses than those made with silicon or GaAs.

STRATEGY

Our strategy is to continue to develop SiC materials and device technology for use in enabling products and systems. We believe that by supplying our customers with enabling component technology, they are able to develop and deliver new systems that provide enhanced performance capabilities. Our strategy incorporates the following key elements:

- Grow Revenues Through Multiple Product Lines. We focus our technology on six primary product lines -- LEDs, SiC wafers, gemstone crystals, RF and microwave devices, power devices and laser diodes. We generate our current product revenues primarily through the sale of blue and green LEDs, SiC wafers and gemstone crystals and have recently released test samples of our first RF product. We plan to continue leveraging our enabling materials technology to develop microwave, power and laser products while continuing to develop new and improved products to enhance growth in the markets for LEDs, SiC wafers, gemstone crystals and RF products.

- Expand Capacity and Infrastructure. In order to meet anticipated demand for our existing products and to develop and fabricate new products, we have more than doubled our manufacturing capacity over the last year and are preparing to support additional growth over the next several years as needed. In November 1997, we acquired our present manufacturing facility in Durham, North Carolina, a 30-acre site with 172,000 square feet of manufacturing, warehouse and office space. We recently completed a 42,000 square foot expansion of this facility and intend to further expand this facility by an additional 125,000 square feet to increase capacity. We also intend to purchase new equipment. In addition we are in the process of purchasing a 120,000 square foot facility under construction on a 17.5-acre site near our current facility.

- Enhance Competitive Value of SiC Products Through Technological Advances. We believe that we can make existing and future products more competitive than alternative non-SiC products through continued technological advances. In pursuing this strategy, we have increased the performance and reduced the cost of our LED chips over the last several years by using different materials to increase brightness, decreasing die size, increasing wafer diameter and developing a conductive buffer epitaxial and fabrication process. These improvements have resulted in LED chip products which provide a low cost solution for numerous high volume applications. We are continuing SiC development activities to provide improvements in die cost, crystal quality and device performance. In the second half of calendar 2000, we plan to begin the integration of three-inch wafers into our LED production process. We believe this larger wafer size will enable further reductions in LED costs as we begin to achieve higher yields than are possible with two-inch wafers.

PRODUCTS

All of our products are an outgrowth of our core SiC technology. We continually pursue technical improvements to our existing products in order to lower cost and improve quality. The following chart illustrates our existing products and user applications:


---------------------------------------------------------------------------------------------------------
    PRODUCT                                           USER APPLICATIONS
---------------------------------------------------------------------------------------------------------
    Blue and green LEDs                               - Backlighting in applications such as
                                                        automotive dashboards and LCDs, including
                                                        wireless handsets and other lighting
                                                        applications
                                                      - Large indoor full color displays, such as
                                                        arena video screens
                                                      - Large outdoor full color displays
                                                      - White light products to replace miniature
                                                        incandescent bulbs, such as those used in
                                                        automobile map lights and other lighting
                                                        applications
                                                      - Traffic signals
---------------------------------------------------------------------------------------------------------
    Wafer products                                    - Manufacture of LEDs
                                                      - Research and development for new
                                                        semiconductor applications
---------------------------------------------------------------------------------------------------------
    SiC crystals                                      - Gemstones
---------------------------------------------------------------------------------------------------------
    RF transistors (first product available on a      - Communications and other wireless
      test sample basis)                                applications
---------------------------------------------------------------------------------------------------------

  Blue and Green LEDs

LEDs are solid-state chips used in miniature lamps in everyday applications such as indicator lights on printers, computers and other equipment. LEDs generally offer substantial advantages over small incandescent bulbs, including longer life, lower maintenance cost and energy consumption, and smaller space requirements. Groups of LEDs can make up single or multicolor electronic displays. Prior to the introduction of our blue LED product in 1989, blue LEDs could not be produced in volumes necessary for commercialization. Since then, we have developed several generations of blue LED products, including a more robust conductive buffer chip that is easier to build into lamps and has a lower unit price than competing products. The commercial availability of blue LEDs, together with red and green, has enabled the development of full color LED lamps and video displays.

We believe that LEDs made from SiC substrates offer important benefits over those made from competing substrates, including:

- an industry standard vertical chip structure requiring a single wire bond that permits faster LED assembly and reduced cost;

- a small chip size compatible with industry trends towards package miniaturization;

- high resistance to electrostatic discharge, or ESD, which reduces the cost, engineering effort and time to qualify LEDs at customer production sites; and

- a lower-priced outdoor-capable product.

Presently, our blue LED chips are used for backlighting purposes in applications such as automotive dashboards and LCD displays, including wireless handsets and other consumer products. In addition, they are used in office equipment indicator lighting, full color video display technology, such as arena video replay boards, moving message advertising and informational signs. Our standard brightness blue LED products are primarily used in indoor applications. In September 1998, we introduced brighter blue and green LEDs that offer a lower cost alternative to competing sapphire products. These products, which increase brightness up to 300% over our standard LED products, are used in backlighting applications requiring low power consumption, such as LCDs for wireless handsets and consumer products, and in traffic signals and outdoor full-color display applications where brightness is critical.

We also offer a product line within our blue LED products for use in solid-state white light applications. By passing blue or near ultraviolet LED output through certain conversion materials such as phosphors or polymers, blue light is converted into white light. We currently sell blue LEDs to customers who produce the white light conversion LED. Commercial products incorporating our chips for white light conversion include backlighting applications for automobile dashboards and instrumentation and LCD backlighting for wireless handsets. Other applications for white light LEDs include miniature incandescent lighting, such as map lights, automobile trunk lights and small flashlights.

We are focusing current development efforts on further improving the brightness of our high brightness LEDs. We believe that increased brightness will further enhance our ability to compete against LEDs fabricated from sapphire substrates, which are presently brighter than our high brightness products.

  Wafer Products

We manufacture SiC wafers for sale to corporate, government and university programs that use SiC as the basis for research in optoelectronic, microwave and high power devices. Each order may be sold as a bare wafer or customized by adding epitaxial films, depending upon the nature of the customer's development program. For the past several years, we have worked to improve the quality of our wafers while increasing their size. In October 1999, we released a low-cost two-inch wafer targeted as an alternative to sapphire substrates used by many researchers in the optoelectronics field. In the same month, we introduced our first three-inch wafer for sale to the research community. We also sell our wafers to Osram OS for the manufacture of standard brightness LED products under a license from us.

  SiC Crystals for Gemstone Applications

Single crystalline SiC has characteristics that are similar to diamond, including properties relating to hardness and brilliance. Through a proprietary process, we manufacture SiC crystals in near colorless form for use in gemstone applications. We sell SiC crystals to C3, a company which was founded to develop gemstone products from SiC crystals. C3 cuts and polishes the SiC crystals to fabricate diamond-like gemstones targeted at customers who desire affordable high quality jewelry. Over the past 18 months, we significantly expanded crystal growth capacity for C3, funded by C3, to meet increased volume requirements anticipated by C3. More recently, however, C3 announced lower sales revenue and higher inventory levels than anticipated as well as the initiation of a new marketing campaign for its gemstone products. We anticipate that sales to C3 will decrease in calendar 2000. Consequently, we may use manufacturing capacity that becomes available due to a reduction in sales to C3 for other product applications. Future demand also is dependent on C3's ability to cut, facet and effectively market its gemstone products.

  RF and Microwave Transistors

In June 1999, we announced the first of a planned line of SiC-based RF and microwave transistor products. Initial samples of this product were shipped during the first quarter of fiscal 2000. Evaluation kits are expected to be available for shipment on a test sample basis in the third quarter of fiscal 2000. A second phase of transistor products is scheduled for release to production in calendar 2000, although it is possible that we could experience delays in development or production that would prevent us from meeting this schedule. We believe that these products can be used in a variety of power amplifier applications, including wireless infrastructure and digital broadcast applications. We believe that future SiC transistors in development, with higher output power per transistor than current silicon and GaAs-based devices, will allow wireless systems to use fewer transistors per base station, resulting in less complex circuitry, higher linearity and lower cost. While distribution of initial samples for the first product has begun, we believe that sales will be limited to samples and evaluation kits during fiscal 2000, as we continue to refine the product and respond to our customers' design requests. We anticipate that each transistor product subsequently released will go through a similar process. There can be no assurance that our customers will be able to develop applications in the near future that will require commercial production of our RF products or that such products will be successful in the market.

PRODUCTS UNDER DEVELOPMENT

We believe that the inherent physical characteristics of SiC make it an excellent material for many new semiconductor applications. We are dedicated to creating new applications using SiC and have products currently under development in each of the areas described below. The following chart illustrates the potential user applications for each area of product development:


---------------------------------------------------------------------------------------------------------
    PRODUCT CATEGORY                                  POTENTIAL USER APPLICATIONS
---------------------------------------------------------------------------------------------------------
    High power RF and microwave devices               - Power amplifier systems for wireless
                                                        applications, such as personal communications
                                                        service base stations
                                                      - Power amplifier systems for third generation,
                                                        or 3G, wireless local loop and multi-channel,
                                                        multi-point distribution service transmitter
                                                        sites
                                                      - Digital broadcast systems
                                                      - Solid-state radar systems
---------------------------------------------------------------------------------------------------------
    Power devices                                     - Industrial motor controls
                                                      - Electric vehicles
                                                      - High voltage power supplies
                                                      - Lighting ballasts
                                                      - Factory robotics
                                                      - Locomotive applications
                                                      - Solid-state power transmission
---------------------------------------------------------------------------------------------------------
    Blue and ultraviolet lasers                       - High density optical storage, such as CDs and
                                                        DVDs
---------------------------------------------------------------------------------------------------------
    High temperature devices                          - Automotive and aerospace electronics
---------------------------------------------------------------------------------------------------------

  High Power RF and Microwave Devices

We are currently developing SiC-based high power transistors that operate at radio and microwave frequencies. We believe these devices will have applications in wireless base stations, high power solid-state broadcast systems for television and radio and radar search and detection equipment.

In June 1999, we introduced our first RF transistor product on a test sample basis. We continue to develop other SiC-based RF and microwave transistor devices expected for prototype distribution during fiscal 2000. All of these products are designed to amplify power in several applications. These SiC devices are expected to be used for frequencies from 400 megahertz to 10 gigahertz, including 3G transmitter site networks. We believe that RF transistors will contribute to our product revenue in fiscal 2001. During fiscal 2000, we achieved 30 watts of pulsed power output from a SiC-based microwave transistor at 10 gigahertz, which we believe to be the highest publicly reported pulsed power output for a single device at this frequency. We do not anticipate that a commercial device capable of emitting power at this level will be available in the near term.


We are also developing GaN-based microwave transistors on SiC substrates that are targeted for higher frequency applications (10 to 30 gigahertz). During fiscal 1999, we reported the demonstration of GaN on SiC transistors that operated with an output power of 10.0 watts at 9.0 gigahertz. We also previously reported a record high power density of 6.9 watts per millimeter at 10 gigahertz on smaller GaN devices. This power density is higher than that achieved with equivalent silicon or GaAs-based devices. We do not anticipate that a commercial device capable of emitting power at this level will be available in the near term.

  Power Devices

We are developing prototype high power devices that have many potential uses. Such devices could be employed in applications involving power conditioning as well as power switching. SiC-based power devices have the potential to handle significantly higher power densities than existing silicon-based devices. In addition, SiC devices are expected to operate at significantly higher temperatures and voltages with superior switching capabilities. These devices are expected to yield substantial power savings due to reductions in energy losses made possible by the devices' high efficiency. Potential applications include power drive components for electric vehicles, lighting ballast components, industrial motor controls and power conditioning for high voltage power transmission. In early fiscal 1999, we entered into a three-year project with Kansai Electric Power Company, one of the largest power companies in the world, for development of SiC-based devices for use in power transmission networks.

  Blue and Ultraviolet Laser Diodes


We continue to focus on the development of blue and ultraviolet laser diodes. SiC's inherent attributes, including its natural cleavability and high thermal conductivity, make it an excellent substrate material for blue laser applications. The storage capacity of optical disk drives can be increased significantly by utilizing a laser diode capable of emitting short wavelength light. We have demonstrated a blue laser diode, fabricated from GaN and related materials deposited on SiC substrates, which has a shorter wavelength than that of the red or infrared lasers used today. We believe that the shorter wavelength of blue light could potentially result in storage capacity for optical disk drives that is significantly greater than the capacity permitted by red light. This increased storage capacity could lead to advances in CD-ROM data storage and audio and video compact disc applications. We believe that we were the first U.S.-based company to demonstrate the continuous wave operation of a blue laser diode at room temperature on SiC; however, there is still substantial work needed to produce a blue laser suitable for commercial applications. In the second half of fiscal 1999, we entered into a one-year development agreement with Microvision under which Microvision has agreed to provide $2.6 million in funding for us to conduct research in edge-emitting LEDs and laser diodes. Microvision has the right to extend the agreement for a second year by making an additional payment of $2.5 million. Over the next 12 months we are planning to add personnel and equipment resources to support the growth of our laser development program.

  High Temperature Devices

In certain applications for microwave and power devices, the ability of SiC to operate at higher temperatures than comparable silicon devices can be a major advantage. Thus, we are currently developing high temperature versions of these devices. These devices would be used for applications in high temperature environments or environments with limited cooling or heat sinking, including potential applications in the automotive, energy and aerospace industries. We are also working on high temperature sensors, as well as analog and digital circuits that could be used to amplify low level sensor signals directly in a jet engine or other high ambient temperature environment. Although we have developed prototype devices, additional development work is needed to achieve commercial viability.

RESEARCH AND DEVELOPMENT

We believe that our ability to maintain our position as the world's leading supplier of SiC material and SiC-based semiconductor products, and to expand the markets for such products, will depend in large part on our ability to enhance existing products and to continue developing new products incorporating the latest improvements in SiC technology. Accordingly, we are committed to investing significant resources in research and development.

We continually conduct research aimed at improving the quality of our crystals and wafers and enhancing our epitaxial film deposition (wafer coating) process. We believe that these research and development efforts will benefit all of our products. We believe we can increase the diameter of our wafers while lowering manufacturing costs and permitting the development of more complex devices. The key determinants that will enable the manufacture of more complex devices, such as power semiconductors, are the substrate quality and wafer size. Epitaxial thickness, lower defect density and the elimination of variation are important factors to yield improvement, marketability and lower cost. In moving to larger wafer sizes, we are focusing on how to stabilize the process to repeatedly grow larger diameter crystals with minimal defects. The two-inch wafer size, which we introduced in fiscal 1998, is considered a minimum standard for many niche fabrication facilities. We recently introduced a three-inch wafer for sale to the research community and demonstrated a four-inch wafer, which we believe is the largest single crystal SiC wafer ever exhibited.

We spent $9.7 million in fiscal 1997, $8.6 million in fiscal 1998 and $9.4 million in fiscal 1999 for direct expenditures relating to research and development activities. Offsetting these expenditures were $8.7 million in fiscal 1997, $8.2 million in fiscal 1998 and $6.6 million in fiscal 1999, of U.S. Government funding for direct and indirect research and development expenses. In addition, certain customers have also sponsored research activities related to the development of new products. Customers contributed $66,000 in fiscal 1997, $3.5 million in fiscal 1998 and $4.5 million in fiscal 1999 towards our product research and development activities.

SALES AND MARKETING

We actively market our products through targeted mailings, telemarketing, select advertising and attendance at trade shows. We generally use an executive sales approach, relying predominantly on the efforts of senior management and a small direct sales staff for worldwide product sales. We believe that this approach is preferable in view of our current customer base and product mix, particularly since the production of lamp and display products incorporating LED chips is concentrated among a relatively small number of manufacturers. However, we depart from this approach for sales to certain Asian countries. In Japan, we market our LED products and SiC wafers through our distributors Sumitomo Corporation and Shin-Etsu. We also use sales representatives to market our LED products in Hong Kong, China, Taiwan and Korea. We sell SiC crystal materials for use in gemstone applications directly to C3 under an exclusive supply agreement. We plan to use both direct sales and sales representatives to market any new RF products.

MANUFACTURING AND FACILITIES

We operate our own facilities in Durham, North Carolina. Direct control over SiC crystal growth, wafering, epitaxial deposition, device fabrication and test operations allows us to shorten our product design and production cycles and to protect our proprietary technology and processes. In November 1997, we acquired our present manufacturing facility, a 30-acre industrial site in Durham, North Carolina, consisting of a 139,000 square foot production facility and 33,000 square feet of service and warehouse buildings. We recently completed a facility expansion of 42,000 square feet and in December 1999 began construction of an additional 125,000 square feet expected to be completed in calendar 2000. In 1999, we also purchased a 79-acre site and have contracted to purchase a 120,000 square foot facility under construction on a 17.5-acre site. Both of these sites are near our current manufacturing facility.

We currently lease approximately 21,900 square feet in Durham, North Carolina for some of our manufacturing and research and development activities. This lease expires in December 2001. We also lease approximately 13,200 square feet in a separate building in Durham, North Carolina which is used for RF production and microwave research and development. This lease expires in August 2002.

Our products are manufactured in a six-part process which includes: SiC crystal growth, wafer slicing, polishing, epitaxial deposition, fabrication, and testing and packaging. SiC crystals are grown using a proprietary high temperature process designed to produce uniform crystals in a single crystalline form. Crystals used for moissanite gemstones exit the manufacturing process at this stage. Crystals used for other products are then sliced into wafers. The wafers are polished and then processed using our proprietary epitaxial deposition technology, which essentially consists of growing thin layers of SiC, GaN or other material on the polished wafer, depending on the nature of the device under production. SiC wafer products may leave the manufacturing process either after polishing or epitaxy. Following epitaxy, LED and RF chips are fabricated in a clean room environment. The final steps include testing and packaging for shipment to the customer. In manufacturing our products we depend substantially on our custom-manufactured equipment and systems, some of which are manufactured internally and some of which we acquire from third parties and customize ourselves.

We depend on a limited number of suppliers for certain raw materials, components and equipment used in our SiC products and LEDs, including certain key materials and equipment used in our crystal growth, wafering, polishing, epitaxial deposition, device fabrication and device test processes. We generally purchase these limited source items pursuant to purchase orders and have no guaranteed supply arrangements with our suppliers. In addition, the availability of these materials, components and equipment to us is dependent in part on our ability to provide our suppliers with accurate forecasts of our future requirements. We endeavor to maintain ongoing communication with our suppliers to guard against interruptions in supply and, to date, generally have been able to obtain adequate supplies in a timely manner from our existing sources. However, any interruption in the supply of these key materials, components or equipment could have a significant adverse effect on our operations.

COMPETITION

The semiconductor industry is intensely competitive and is characterized by rapid technological change, price erosion and intense foreign competition. We believe that we currently enjoy a favorable position in the existing markets for SiC-based products and materials primarily as a result of our proprietary SiC-based technology. However, we face actual and potential competition from a number of established domestic and international compound semiconductor companies. Many of these companies have greater engineering, manufacturing, marketing and financial resources than we have.

Our primary competition for the blue and green LED products comes from Nichia Chemical Industries, Ltd., Toyoda Gosei Co. Ltd. and LumiLeds Lighting, a joint venture between Agilent Technologies and Philips Lighting, which currently market blue and green LED products that are brighter than our high brightness blue and green LED devices. In addition, Uniroyal Technologies, Inc. has announced its intention to begin production of blue and green LEDs in January 2000. Existing competitors historically have been successful in the market for outdoor display applications because of the brightness demands of outdoor displays, as well as the decreased price sensitivity of the outdoor display market. We believe our brighter blue and green LEDs have enabled us to compete successfully in this market because our LEDs can be used in the same applications at a lower cost than competing products. At the same time, we continue development to improve the brightness of our LEDs to enhance our ability to compete in this market.

We believe that our approach to manufacturing blue and green LEDs from SiC substrates offers a more cost-effective design and process than our competitors, who use a sapphire substrate. Our smaller chip design, which is compatible with industry trends toward package miniaturization, enables the diode to use less material and permits more devices to be fabricated on each wafer processed, lowering the cost per unit. In addition, our industry standard vertical chip structure allows manufacturers to package the LED on the same production line as other green, amber and red LEDs, eliminating the need for special equipment necessary for chips made from sapphire substrates. Furthermore, our SiC-based devices can withstand a higher level of ESD than existing sapphire-based products and therefore are more suitable for applications that require high ESD emission ratings, such as automotive applications.

We believe that other companies, including certain of our customers, may seek to enter the blue and green LED market in the future. For example, Osram OS and Shin-Etsu have licensed some of our LED technology, which may facilitate their entry into our LED markets. We believe that Osram OS is currently producing LEDs using technology licensed from us. The market for SiC wafers also is becoming competitive, as other companies in recent years have begun to offer SiC wafer products or announced plans to do so.

PATENTS AND PROPRIETARY RIGHTS

We are a leader in the development of SiC materials and devices made using SiC. We seek to protect our proprietary technology by applying for patents where appropriate and in other cases by preserving the technology and related know-how and information as trade secrets. We have also from time to time acquired, through license grants or assignments, rights to patents on inventions originally developed by others.

At December 30, 1999, we owned or exclusively licensed, subject in some cases to previous licenses held by third parties, a total of 59 issued U.S. patents. These patents expire between 2007 and 2017. We also own two U.S. patents jointly with a third party. We also own or hold exclusive licenses to corresponding patents and patent applications in certain foreign countries we consider significant or potentially significant markets.

The license rights above include an exclusive license from N.C. State to 10 U.S. patents, and to corresponding foreign patents and applications, that relate to SiC materials and device technology, including a process to grow single crystal SiC. The license was granted pursuant to an agreement executed by us and N.C. State in 1987. This license gave us a worldwide, fully paid, exclusive license to manufacture, use and sell products and processes covered by the claims of patent applications filed by N.C. State relating to the licensed inventions. Ten U.S. patents were subsequently issued with respect to the applications, with expiration dates between 2007 and 2009. Twelve of the foreign applications have been issued with expiration dates from 2006 to 2013. The U.S. government holds a non-exclusive license to practice the inventions covered by the N.C. State license for government purposes. We have also entered into other license agreements with N.C. State, and with the licensing agencies of other universities, under which we have obtained rights to practice inventions claimed in various patent applications pending in the U.S. and other foreign countries.

For proprietary technology which is not patented or otherwise published, we seek to protect the technology and related know-how and information as trade secrets and to maintain it in confidence through appropriate non-disclosure agreements with employees and others to whom the information is disclosed. There can be no assurance that these agreements will provide meaningful protection against unauthorized disclosure or use of our confidential information or that our proprietary technology and know-how will not otherwise become known or independently discovered by others. We also rely upon other intellectual property rights such as copyright where appropriate.

Because of rapid technological developments in the semiconductor industry, the patent position of any semiconductor materials or device manufacturer, including ours, is subject to uncertainties and may involve complex legal and factual issues. Consequently, there can be no assurance that patents will be issued on any of the pending applications owned or licensed to us or that claims allowed in any patents issued or licensed to us will not be contested or invalidated. In the past, the U.S. patent that we license from N.C. State relating to growth of SiC was subject to a reissue proceeding; however, that patent was successfully reissued. Currently, a corresponding European patent is being opposed, which means that we could lose patent protection in Europe for this particular method. There is likewise no assurance that patent rights owned or exclusively licensed to us will provide significant commercial protection since issuance of a patent does not prevent other companies from using alternative, non-infringing technology. Further, we earn a material amount of our revenues in overseas markets. While we hold and have applied for patent protection for certain of our technologies in these markets, there can be no assurance that we will obtain protection in all commercially significant foreign markets or that our intellectual property rights will provide adequate protection in all such markets.


In December 1999, one of our distributors in Japan, Sumitomo, was named in a lawsuit filed by Nichia Corporation seeking a preliminary injunction that, if granted, would preclude Sumitomo from selling our standard brightness blue LED product in Japan. The suit, filed in Tokyo District Court, alleges infringement of a patent issued to Nichia in Japan. We believe that the infringement allegation is without merit and that the lawsuit is motivated by competitive factors. We have intervened in the action and are participating with Sumitomo in the defense of the suit. Nichia subsequently filed a related suit against Sumitomo seeking a permanent injunction. Subject to contractual limitations, we have an obligation to indemnify Sumitomo for certain patent infringement claims.


Frequent claims and litigation involving patents and intellectual property rights are common in the semiconductor industry. Litigation may be necessary in the future to enforce our intellectual property rights or to defend us against claims of infringement, and such litigation can be protracted and costly and divert the attention of key personnel. There can be no assurance that third parties will not attempt to assert infringement claims against us with respect to our current or future products, including core products. We have been notified from time to time of assertions that our products or processes may be infringing patents or other intellectual property rights of others. We cannot predict the occurrence of future assertions of infringement or the extent to which such assertions may require us to seek a license under the rights asserted or whether a license would be granted. Likewise, we cannot predict the occurrence of future assertions that may prevent us from selling products, result in litigation or require us to pay damage awards.

EMPLOYEES


As of December 26, 1999, we employed 478 people, including 363 in manufacturing operations, 77 in research and development, and 38 in sales and general administration. None of our employees is represented by a labor union or subject to collective bargaining agreements. We believe relations with our employees are strong.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Our executive officers and Directors are as follows:


NAME                                      AGE   POSITION
----                                      ---   --------
F. Neal Hunter(1).......................  37    Chairman of the Board of Directors and
                                                  Chief Executive Officer
Charles M. Swoboda......................  32    President and Chief Operating Officer
Calvin H. Carter, Jr., Ph.D.............  44    Director, Executive Vice President, and
                                                  Director of Materials Technology
Cynthia B. Merrell......................  39    Chief Financial Officer and Treasurer
John W. Palmour, Ph.D...................  39    Director and Director of Advanced
                                                Devices
James E. Dykes(1)(2)(3).................  62    Director
Michael W. Haley(2)(3)..................  61    Director
Walter L. Robb, Ph.D.(3)................  71    Director
Dolph W. von Arx(1)(2)(3)...............  65    Director


-------------------------

(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

Mr. Hunter, one of our co-founders, has served as our Chairman of the Board of Directors since 1995, as our Chief Executive Officer since 1994 and as a Director since our inception in 1987. Mr. Hunter also served as President from 1994 until January 1999. Prior to his election as President and Chief Executive Officer in 1994, Mr. Hunter served as General Manager with responsibility for the management of our optoelectronic products and as our Secretary and Treasurer. He received his B.S. degree in mechanical engineering from N.C. State.

Mr. Swoboda became President in January 1999 and has served as our Chief Operating Officer since June 1997. Prior to becoming President, Mr. Swoboda also held the title of Vice President since June 1997. Mr. Swoboda joined us in 1993 and served as our Operations Manager from July 1996 to June 1997, as Wafer Fab Manager from April 1996 to July 1996, as General Manager of our subsidiary, Real Color Displays, Inc., from August 1994 to April 1996 and as LED Product Manager from July 1993 to August 1994. Prior to 1993, he was employed by Hewlett-Packard Company, an electronics company. Mr. Swoboda received a B.S. degree in electrical engineering from Marquette.

Dr. Carter, one of our co-founders, has served as a Director and Vice President since our inception. He currently holds the positions of Executive Vice President and Director of Materials Technology. As Director of Materials Technology, Dr. Carter is responsible for our development of advanced materials growth technology, including the growth of silicon carbide material for semiconductor and other applications. He previously served as Vice President, New Product Development from 1995 to 1997 and as Director of Technology from 1987 to 1995. Dr. Carter holds B.S., M.S. and Ph.D. degrees in materials science and engineering from N.C. State.

Ms. Merrell was named Chief Financial Officer and Treasurer effective July 1998 after serving as our Interim Chief Financial Officer and Assistant Treasurer since January 1998. Ms. Merrell joined us in 1996, initially serving as our Controller. From January 1992 to November 1996 she was employed as the controller of Kaset International, a subsidiary of The Times Mirror Company which is engaged in providing training, consulting and project management services in the field of customer relations. Ms. Merrell's prior financial experience includes service in various capacities with Tropicana Products, Inc. and the accounting firm of Arthur Andersen & Co. She received a B.S. degree in accounting from the University of Florida and is licensed as a Certified Public Accountant in Florida.

Dr. Palmour, one of our co-founders, currently serves as Director of Advanced Devices and, in that capacity, is responsible for our development of advanced silicon carbide devices such as microwave transistors and power devices. Dr. Palmour has served as a Director since October 1995 and previously served on the Board of Directors from October 1992 to April 1993. He has been an employee since 1988. Dr. Palmour received his B.S. and Ph.D. degrees from N.C. State in the fields of materials science and engineering.

Mr. Dykes became a Director in January 1992. He served as Executive Vice President of Thomas Group, Inc., a publicly held management consulting group, from July 1997 through June 1998 and from 1994 to 1997 served as President and Chief Executive Officer of Intellon Corp., a privately held start-up company in the home automation industry. From January 1989 until his retirement in December 1992, Mr. Dykes served as President and Chief Executive Officer of Signetics Company, a subsidiary of North American Philips Corporation. Mr. Dykes received a B.S. degree in electrical engineering from the University of Florida. He is currently a director of EXAR Corporation, Thomas Group, Inc. and Theseus Logic, Inc.

Mr. Haley became a Director in April 1989. He serves as Chairman and Chief Executive Officer of Triton Management Company based in Greensboro, North Carolina, which previously owned and operated 60 restaurants and has been engaged principally in investment and property management since the sale of the restaurants in 1993 and 1996. Mr. Haley graduated from the University of North Carolina-Chapel Hill, where he received a bachelor's degree in business administration.

Dr. Robb became a Director in April 1993. He is currently the President of Vantage Management, Inc., a consulting and investment firm in Schenectady, New York. From 1986 through 1992, Dr. Robb served as a Senior Vice President for Corporate Research and Development for General Electric Company, a diversified technology company. From 1951 to 1986, he held various other positions with General Electric Company. Dr. Robb received a B.S. degree from Pennsylvania State University and M.S. and Ph.D. degrees from the University of Illinois. All of Dr. Robb's degrees were awarded in chemical engineering. He is currently a Director of Celgene Corporation, Neopath, Inc. and Mechanical Technology Incorporated.

Mr. von Arx became a Director in October 1991. He served as the Non-Executive Chairman of Morrison Restaurants Inc. from January 1996 to July 1998 and is the former Chairman, President and Chief Executive Officer of Planters LifeSavers Company, an affiliate of RJR Nabisco, Inc., where he served in such capacities for four years prior to his retirement in 1991. Mr. von Arx is a graduate of Washington University, where he received a bachelor's degree. He is currently a Director of Ruby Tuesday, Inc., International Multifoods Corporation, MacKenzie Investment Management, Inc. and BMC Fund, Inc.

                              CERTAIN TRANSACTIONS

SUPPLY AND RELATED AGREEMENTS WITH C3, INC.

We are a party to certain agreements with C3. Mr. Hunter, our Chairman and Chief Executive Officer, is a brother of Jeff N. Hunter, who serves as Chairman of the Board and Chief Executive Officer of C3, and of C. Eric Hunter, a founder of C3. According to C3's proxy statement dated April 7, 1999, at March 1, 1999 Jeff N. Hunter beneficially owned 4.3% of the outstanding shares of common stock of C3. According to a Schedule 13G report filed with the Commission January 20, 1999, at January 18, 1999 C. Eric Hunter beneficially owned 9.4% of the outstanding shares of common stock of C3. General Electric Pension Trust, which beneficially owns approximately 8.7% of our outstanding shares, at March 1, 1999 was the beneficial owner of 8.3% of the outstanding shares of C3 common stock, according to the C3 Proxy Statement. At August 13, 1999, five of our directors (Messrs. Carter, Dykes, Palmour, Robb and von Arx) also held C3 shares, representing in the aggregate approximately 1.5% of the shares outstanding, with the largest individual holding representing less than one percent. Neither we nor any other directors or executive officers besides the five listed above presently hold shares of C3 stock.


We supply SiC to C3 pursuant to a supply agreement originally entered into in 1995 and amended and restated in June 1997. The agreement, with an initial term extending to 2005, provides that we will supply SiC to C3 on an exclusive basis for use in the fabrication of gemstones and that C3 will purchase from us each quarter at least 50% (by dollar volume) of its requirements for SiC material. Recently, we agreed that C3 could reschedule approximately one-half of its purchase commitments from the first half of calendar 2000 to the second half of the year. In related development agreements executed in 1997 and 1998, and amended and restated in July 1998, we have undertaken to develop improved processes for manufacturing large volume, colorless SiC material for sale to C3. In addition, we and C3 are parties to an agreement executed in February 1996 under which we supply certain electronic devices to C3 for use in gemstone testing equipment. During the fiscal year ended June 27, 1999, C3 purchased approximately $11.4 million in products and services from us under these agreements.



We and C3 also executed agreements in May 1998 and May 1999 under which C3 agreed to purchase equipment to be constructed by us and retained by us for use in manufacturing material for sale to C3. The purchase price of the equipment is equal to our labor and material costs incurred in construction, plus a reasonable allocation of overhead, subject to a maximum price of $3.4 million and $2.8 million under the 1998 and 1999 agreements, respectively. Construction under the 1998 agreement was begun during fiscal 1998 and completed in fiscal 1999. C3 paid us $3.4 million during fiscal 1999 as the purchase price of this equipment, which was equal to our construction costs plus an overhead allocation of $603,000 (determined using the same methods as followed by us in our cost accounting for government contracts). Construction under the 1999 agreement was begun during the 1999 fiscal year and was completed in fiscal 2000. We charged C3 approximately $1.3 million (which included an overhead allocation of $202,000) for costs incurred under this agreement during fiscal 1999 and $1.4 million through the first six months of fiscal 2000. Under the terms applicable to these purchases, C3 is obligated to transfer title to the equipment to us once it is fully depreciated.


EMPLOYMENT AGREEMENT WITH C. ERIC HUNTER

In May 1999, we entered into an employment agreement with C. Eric Hunter, a brother of our Chairman and Chief Executive Officer. Mr. Hunter served as our President and Chief Executive Officer from 1987 until 1994 and served as Chairman of our Board of Directors from 1987 until 1995. He was engaged as a consultant to us from 1995 until expiration of the consulting agreement in June

1998. Mr. Hunter has developed and filed patent applications on several inventions relating to wide bandgap materials that are of interest to us. In view of our interest in these inventions and Mr. Hunter's knowledge and expertise in wide bandgap materials generally, we entered into negotiations to acquire his rights in the inventions and to obtain his assistance on technical matters on a part-time basis.

Pursuant to the May 1999 agreement, we employed Mr. Hunter at a salary of $15,000 per year as Senior Technology Advisor with responsibilities that include conceiving and evaluating ideas and inventions relating to wide bandgap materials. In the agreement, Mr. Hunter assigned to us rights to seven pending U.S. patent applications and one issued U.S. patent on inventions relating to wide bandgap materials, subject to previously granted license rights. Two additional U.S. patents have subsequently issued on the acquired applications. In consideration of the assignment and other benefits under the agreement, we granted Mr. Hunter, on May 11, 1999, an option to purchase 134,400 shares of common stock at an exercise price equal to the closing market price on the grant date (adjusted for stock splits). The option vests over seven years in equal annual increments, subject to continued employment at the applicable vesting date. The employment agreement obligates Mr. Hunter not to engage in certain competitive activities during the ten-year term of the agreement and for three years thereafter. Neither party may terminate the agreement except for cause (as defined in the agreement) and except that Mr. Hunter may resign after seven years.

                                  UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Prudential Securities Incorporated, Banc of America Securities LLC, SoundView Technology Group, Inc. and Morgan Keegan & Company, Inc. are acting as representatives of the underwriters. The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
CIBC World Markets Corp.....................................
Prudential Securities Incorporated..........................
Banc of America Securities LLC..............................
SoundView Technology Group, Inc.............................
Morgan Keegan & Company, Inc................................

                                                                 ---------
          Total.............................................     2,600,000
                                                                 =========

This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a concession of
$          per share. The underwriters may also allow, and such dealers may
reallow, a concession not in excess of $          per share to certain other
dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.


We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 390,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $
million, and the total proceeds to us will be $     million. The underwriters
have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                                                       TOTAL
                                                    --------------------------------------------
                                                    WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                    PER SHARE                         OVER-ALLOTMENT          OVER-ALLOTMENT
                    ---------                       -------------------    ---------------------
                           $                              $                       $

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $550,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


We, as well as our executive officers and Directors, have agreed to a 90-day "lock up" with respect to approximately 3,287,142 shares of common stock and certain other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.


Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

- Stabilizing transactions -- The representatives may make bids or purchases for the purposes of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

- Over-allotments and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

- Penalty bids -- If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

- Passive market making -- Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to certain limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., 2500 First Union Capitol Center, Raleigh, North Carolina 27601. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.

                                    EXPERTS

The consolidated balance sheet as of June 27, 1999 and the consolidated statements of income, cash flow and shareholders' equity for the year ended June 27, 1999 included in this prospectus have been included herein and incorporated by reference to the Annual Report on Form 10-K for the year ended June 27, 1999 in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

The consolidated balance sheet as of June 28, 1998 and the consolidated statements of income, cash flow and shareholders' equity for the years ended June 30, 1997 and June 28, 1998 included in this prospectus have been included herein and incorporated by reference to the Annual Report on Form 10-K for the year ended June 27, 1999 in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at "http://www.sec.gov".

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

We incorporate by reference the documents listed below (File No. 34-21154) and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

- Annual Report on Form 10-K for the fiscal year ended June 27, 1999.

- Quarterly Report on Form 10-Q for the quarter ended September 26, 1999.

- Current Reports on Form 8-K dated July 13, 1999 and January 3, 2000.


- The description of our common stock contained in our registration statement on Form 8-A filed with the Commission under Section 12 of the Securities Exchange Act of 1934.

You may request a copy of these filings, at no cost, by contacting us at:

         Cree, Inc.
         4600 Silicon Drive
         Durham, North Carolina 27703
         Attention: Investor Relations Manager
         Telephone: (919) 313-5300

                                   CREE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Interim Financial Statements -- Unaudited
  Consolidated Balance Sheets as of June 27, 1999 (audited)
     and December 26, 1999..................................   F-2
  Consolidated Statements of Income for the six months ended
     December 27, 1998 and December 26, 1999................   F-3
  Consolidated Statements of Cash Flow for the six months
     ended December 27, 1998 and December 26, 1999..........   F-4
  Consolidated Statements of Shareholders' Equity for the
     year ended June 27, 1999 (audited) and for the six
     months ended December 26, 1999.........................   F-5
  Notes to Consolidated Financial Statements................   F-6

Annual Financial Statements
  Report of Independent Auditors............................  F-11
  Report of Independent Accountants.........................  F-12
  Consolidated Balance Sheets as of June 28, 1998 and June
     27, 1999...............................................  F-13
  Consolidated Statements of Income for the years ended June
     30, 1997, June 28, 1998 and June 27, 1999..............  F-14
  Consolidated Statements of Cash Flow for the years ended
     June 30, 1997, June 28, 1998 and June 27, 1999.........  F-15
  Consolidated Statement of Shareholders' Equity for the
     years ended June 30, 1997, June 28, 1998 and June 27,
     1999...................................................  F-16
  Notes to Consolidated Financial Statements................  F-17

                                   CREE, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                               JUNE 27,     DECEMBER 26,
                                                                 1999           1999
                                                              -----------   ------------
                                                                            (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 42,506       $ 38,164
  Marketable securities.....................................      6,145          5,708
  Accounts receivable, net..................................     16,285         18,478
  Inventories...............................................      3,977          4,609
  Deferred income tax.......................................        296            296
  Prepaid expenses and other current assets.................        558            455
                                                               --------       --------
     Total current assets...................................     69,767         67,710
  Property and equipment, net...............................     69,884         88,291
  Patent and license rights, net............................      1,731          1,937
  Deferred income tax.......................................      2,827          2,827
  Other assets..............................................          8            147
                                                               --------       --------
     Total assets...........................................   $144,217       $160,912
                                                               ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade...................................   $  7,487       $  6,128
  Accrued salaries and wages................................        819          1,512
  Other accrued expenses....................................      1,239          6,410
                                                               --------       --------
     Total current liabilities..............................      9,545         14,050
Long term liabilities:
  Long term liability.......................................         --             30
  Deferred income tax.......................................      4,650          4,650
                                                               --------       --------
     Total long term liabilities............................      4,650          4,680
Shareholders' equity:
  Preferred stock, par value $0.01; 3,000 shares authorized
     at June 27, 1999 and December 26, 1999; none issued and
     outstanding............................................         --             --
  Common stock, par value $0.0025; 60,000 shares authorized
     at June 27, 1999 and December 26, 1999; shares issued
     and outstanding 29,258 and 29,700 at June 27, 1999 and
     December 26, 1999, respectively........................         73             74
  Additional paid-in-capital................................    111,136        113,311
  Retained earnings.........................................     18,813         28,797
                                                               --------       --------
     Total shareholders' equity.............................    130,022        142,182
                                                               --------       --------
          Total liabilities and shareholders' equity........   $144,217       $160,912
                                                               ========       ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                   CREE, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   SIX MONTHS ENDED
                                                              ---------------------------
                                                              DECEMBER 27,   DECEMBER 26,
                                                                  1998           1999
                                                              ------------   ------------
                                                                      (UNAUDITED)
Revenue:
  Product revenue, net......................................    $23,525        $40,392
  Contract revenue, net.....................................      2,792          3,585
                                                                -------        -------
     Total revenue..........................................     26,317         43,977

Cost of revenue:
  Product revenue, net......................................     11,792         19,572
  Contract revenue, net.....................................      2,252          2,258
                                                                -------        -------
     Total cost of revenue..................................     14,044         21,830

Gross profit................................................     12,273         22,147

Operating expenses:
  Research and development..................................      1,927          2,843
  Sales, general and administrative.........................      2,668          4,565
  Other expense.............................................        567             92
                                                                -------        -------
     Income from operations.................................      7,111         14,647

Interest income, net........................................        135          1,142
                                                                -------        -------
     Income before income tax...............................      7,246         15,789
Income tax expense..........................................      2,029          5,368
                                                                -------        -------
     Net income.............................................    $ 5,217        $10,421
                                                                =======        =======
Other comprehensive income, net of tax:
     Unrealized holding loss................................         --           (437)
                                                                -------        -------
Comprehensive income........................................    $ 5,217        $ 9,984
                                                                =======        =======
Earnings per share:
  Basic.....................................................    $  0.20        $  0.35
                                                                =======        =======
  Diluted...................................................    $  0.19        $  0.33
                                                                =======        =======
Shares used in per share calculation:
  Basic.....................................................     25,752         29,462
                                                                =======        =======
  Diluted...................................................     27,082         31,404
                                                                =======        =======


   The accompanying notes are an integral part of the consolidated financial statements.

                                   CREE, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)


                                                                   SIX MONTHS ENDED
                                                              ---------------------------
                                                              DECEMBER 27,   DECEMBER 26,
                                                                  1998           1999
                                                              ------------   ------------
                                                                      (UNAUDITED)
Operating activities:
  Net income................................................    $  5,217       $ 10,421
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       2,341          4,447
     Loss on disposal of property and equipment.............         951             44
     Amortization of patent rights..........................          56             67
     Proceeds from sale of marketable trading securities....         489             --
     Purchase of marketable trading securities..............        (232)            --
     Loss on marketable trading securities..................        (116)            --
     Changes in operating assets and liabilities:
       Accounts receivable..................................      (1,964)        (2,193)
       Inventories..........................................        (859)          (632)
       Prepaid expenses and other assets....................       1,004            (35)
       Accounts payable, trade..............................      (3,073)        (1,360)
       Accrued expenses.....................................         420          5,894
                                                                --------       --------
          Net cash provided by operating activities.........       4,234         16,653
                                                                --------       --------
Investing activities:
  Purchase of property and equipment........................     (10,380)       (22,898)
  Proceeds from sale of property and equipment..............         189             --
  Purchase of patent rights.................................        (194)          (274)
                                                                --------       --------
          Net cash used in investing activities.............     (10,385)       (23,172)
                                                                --------       --------
Financing activities:
  Net proceeds from issuance of long-term debt..............       1,333             --
  Net proceeds from issuance of common stock................       2,527          2,177
  Receipt of Section 16(b) common stock profits.............         594             --
  Repurchase of common stock................................      (3,214)            --
                                                                --------       --------
          Net cash provided by financing activities.........       1,240          2,177
                                                                --------       --------
Net decrease in cash and cash equivalents...................      (4,911)        (4,342)
Cash and cash equivalents:
  Beginning of period.......................................      17,680         42,506
                                                                --------       --------
  End of period.............................................    $ 12,769       $ 38,164
                                                                ========       ========
Supplemental disclosure of cash flow information:
  Cash paid for interest, net of amounts capitalized........    $    275       $     --
                                                                ========       ========
  Cash paid for income taxes................................    $  1,396       $    268
                                                                ========       ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                   CREE, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

      YEAR ENDED JUNE 27, 1999 AND THE SIX MONTHS ENDED DECEMBER 26, 1999

                                 (IN THOUSANDS)


                                          COMMON
                                          STOCK    ADDITIONAL                             TOTAL
                                           PAR      PAID-IN     RETAINED   TREASURY   SHAREHOLDERS'
                                          VALUE     CAPITAL     EARNINGS    STOCK        EQUITY
                                          ------   ----------   --------   --------   -------------
Balance at June 28, 1998................   $65      $ 49,676    $ 5,124    $    --      $ 54,865
Common stock options exercised for cash,
  418 shares............................     1         1,511         --         --         1,512
Common stock warrants exercised for
  cash, 342 shares......................    --         4,656         --         --         4,656
Issuance of common stock for cash, 2,990
  shares................................     7        55,240         --         --        55,247
Purchase of common stock for treasury,
  470 shares............................    --            --         --     (3,213)       (3,213)
Retirement of 470 treasury shares.......    --        (3,213)        --      3,213            --
Receipt of Section 16(b) common stock
  profits from a director...............    --           594         --         --           594
Income tax benefits from stock option
  exercises.............................    --         2,672         --         --         2,672
Other comprehensive income, net of
  tax...................................    --            --        987         --           987
Net income..............................    --            --     12,702         --        12,702
                                           ---      --------    -------    -------      --------
Balance at June 27, 1999 (audited)......    73       111,136     18,813         --       130,022
Common stock options exercised for cash,
  436 shares............................     1         2,100         --         --         2,101
Common stock warrants exercised for
  cash, 6 shares........................    --            75         --         --            75
Other comprehensive loss, net of tax....                           (437)                    (437)
Net income..............................                         10,421                   10,421
                                           ---      --------    -------    -------      --------
Balance at December 26, 1999
  (unaudited)...........................   $74      $113,311    $28,797    $    --      $142,182
                                           ===      ========    =======    =======      ========


   The accompanying notes are an integral part of the consolidated financial statements.

                                   CREE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

BASIS OF PRESENTATION


The balance sheet as of December 26, 1999, the statements of operations for the six month periods ended December 27, 1998 and December 26, 1999, and the statements of cash flows for the six months ended December 27, 1998 and December 26, 1999 have been prepared by the Company and have not been audited. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows at December 26, 1999, and all periods presented, have been made. The balance sheet at June 27, 1999 has been derived from the audited financial statements as of that date.



Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's fiscal 1999 Form 10-K. The results of operations for the period ended December 26, 1999 are not necessarily indicative of the operating results that may be attained for the entire fiscal year.


ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year is a 52 or 53 week period ending on the last Sunday in the month of June. Accordingly, all quarterly reporting reflects a 13 week period in fiscal 2000 and fiscal 1999. The Company's current fiscal year extends from June 28, 1999 through June 25, 2000.

Investments

Investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). This statement requires certain securities to be classified into three categories:

          (a) Securities Held-to-Maturity-Debt securities that the entity has the positive intent and ability to hold to maturity are reported at amortized cost.

          (b) Trading Securities-Debt and equity securities that are bought and held principally for the purpose of selling in the near term are reported at fair value, with unrealized gains and losses included in earnings.

          (c) Securities Available-for-Sale-Debt and equity securities not classified as either securities held-to-maturity or trading securities are reported at fair value with unrealized gains and losses excluded from earnings and reported in retained earnings.


As of December 26, 1999, the Company's short-term investments consisted of common stock holdings of Microvision, Inc. ("MVIS"). The Company purchased 268,600 common shares in a private equity transaction in May 1999 at a price of $16.75 per share. In August 1999, MVIS filed a registration statement for the Company's sale of these shares; however, Cree has agreed not to sell the shares until at least January 6, 2000. As of December 26, 1999, the Company was restricted from trading these shares and since management views this transaction as an investment, the shares are accounted for as "available for sale" securities under SFAS 115. Therefore unrealized gains or losses are excluded from earnings and are recorded directly in retained earnings.

                                   CREE, INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)


As of December 27, 1998, the Company's short-term investments consisted of common stock holdings in C3, Inc. ("C3"), the majority of which were bought in November 1997. The Company also acquired additional shares of C3 in September 1998 and acquired 24,601 shares directly from C3 pursuant to the exercise of an option in January 1997. This investment was treated for accounting purposes as a trading security, with net realized and unrealized gains and losses included in net earnings. All common shares of C3 held by Cree were subsequently sold during fiscal 1999. Recognized gains on shares of C3 stock recorded to the statement of income during fiscal 1999 by the Company were $140,000. This amount was recorded as other income.


Long Term Debt


In November 1997, the Company entered into a term loan with a commercial bank for up to $10.0 million to finance the purchase and upfit of the new main facility in Durham, North Carolina. Approximately $3.0 million was disbursed under the loan to finance the initial purchase of the facility with the remaining proceeds disbursed on a monthly basis based on actual expenditures incurred. The loan, which was collateralized by the purchased property and subsequent upfits, accrued interest at a fixed rate of 8% and carried customary covenants, including the maintenance of a minimum tangible net worth and other requirements. As of December 27, 1998 the entire $10.0 million loan was outstanding, including a current portion of $69,000 and a long term amount of $9.9 million. On February 17, 1999, the entire $10.0 million indebtedness was repaid with proceeds received from a public stock offering.



During the six months ended December 27, 1998, the Company capitalized interest on funds used to construct property, plant and equipment in connection with the facility. Interest capitalized for the six months ended December 27, 1998, was $118,000.


Inventories

Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out ("FIFO") method. Inventories consist of the following:


                                                             JUNE 27,   DECEMBER 26,
                                                               1999         1999
                                                             --------   ------------
                                                                 (IN THOUSANDS)
Raw materials..............................................   $1,290       $1,729
Work-in-progress...........................................    1,675        1,579
Finished goods.............................................    1,012        1,301
                                                              ------       ------
  Total inventory..........................................   $3,977       $4,609
                                                              ======       ======


Research and Development Accounting Policy

The U.S. Government provides funding for several of the Company's current research and development efforts. The contract funding may be based on either a cost-plus or a cost-share arrangement. The amount of funding under each contract is determined based on cost estimates that include direct costs, plus an allocation for research and development, general and administrative and the cost of capital expenses. Cost-plus funding is determined based on actual costs plus a set percentage margin. For the cost-share contracts, the actual costs are divided between the U.S. government and the Company based on the terms of the contract. The government's cost share is

                                   CREE, INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

then paid to the Company. Activities performed under these arrangements include research regarding silicon carbide and gallium nitride materials. The contracts typically require the submission of a written report that documents the results of such research.

The revenue and expense classification for contract activities is based on the nature of the contract. For contracts where the Company anticipates that funding will exceed direct costs over the life of the contract, funding is reported as contract revenue and all direct costs are reported as costs of contract revenue. For contracts under which the Company anticipates that direct costs will exceed amounts to be funded over the life of the contract, costs are reported as research and development expenses and related funding as an offset of those expenses. The following table details information about contracts for which direct expenses exceed funding by period as included in research and development expenses:


                                                              SIX MONTHS ENDED
                                                         ---------------------------
                                                         DECEMBER 27,   DECEMBER 26,
                                                             1998           1999
                                                         ------------   ------------
                                                               (IN THOUSANDS)
Net research and development costs.....................       $--           $174
Government funding.....................................        --            398
                                                               --           ----
  Total direct costs incurred..........................       $--           $572
                                                              ===           ====


Significant Sales Contract

In September 1996, the Company entered into a Purchase Agreement with Siemens AG ("Siemens"), pursuant to which Siemens agreed to purchase LED chips made with the Company's gallium nitride-on-silicon carbide technology. In April 1997, December 1997 and September 1998, contract amendments were executed that provided for enhanced product specifications requested by Siemens and larger volume requirements, respectively. In December 1998, the Purchase Agreement was amended to provide for additional shipments of LED products through September 1999. The Purchase Agreement was subsequently assigned to an indirect subsidiary of Siemens, OSRAM Opto Semiconductors GMBH & Co. OHG ("Osram"), effective as of January 1, 1999.

In August 1999, the Company entered into a new Purchase Agreement with Osram, pursuant to which Osram agreed to purchase and the Company is obligated to ship stipulated quantities of both the standard brightness and the high brightness LED chips and silicon carbide wafers through September 2000.


The agreement calls for certain quantities of standard brightness and high brightness LED chips to be delivered by month. In the event the Company materially defaults in delivering shipments, Osram may recover liquidated damages of one percent per week of the purchase price of the delayed product, subject to a maximum of ten percent of the purchase price. If product shipments are delayed six weeks or more due to circumstances within the Company's control, then in lieu of liquidated damages, Osram may claim damages actually resulting from the delay up to 40% of the purchase price of delayed products.


The contract also gives Osram limited rights to defer shipments. For products to be shipped in more than 24 weeks after initial notice, Osram can defer 30% and 20% of standard brightness and high brightness LEDs, respectively. For products to be shipped in more than 12 weeks, but less than

                                   CREE, INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

24 weeks, Osram may defer 10% of scheduled quantities for both standard brightness and high brightness LEDs.

Also, additional quantities of high brightness LEDs stipulated in the contract may be deferred to the next quarter with 60 days notice at the election of Osram. In all cases, Osram would be required to accept all products within 90 days of the original shipment date. Additionally, the Purchase Agreement provides for higher per unit prices early in the contract with reductions in unit prices being available as the cumulative volume shipped increases. The higher prices were negotiated by the Company to offset higher per unit costs expected earlier in the contract.

Depreciation

The Company has changed its depreciation policy to reflect lower useful lives on new manufacturing equipment. The useful life has been reduced from nine years to five years for all manufacturing equipment purchased since the beginning of fiscal year 2000. In management's estimate, this new policy was necessary due to the changes in estimated useful lives of new equipment caused by technology changes anticipated with the future development of larger diameter wafers. Based on information available at this time, management estimates that the change in policy may reduce the Company's fiscal 2000 net income by approximately $660,000 or $0.02 per share, but actual results may vary.

Income Taxes

The Company has established an estimated tax provision based upon an effective rate of 34%. The estimated effective rate was based upon projections of income for the fiscal year and the Company's ability to utilize remaining net operating loss carryforwards and other tax credits. However, the actual effective rate may vary depending upon actual pre-tax book income for the year or other factors.

EARNINGS PER SHARE

The Company presents earnings per share in accordance with Statement of Financial Accounting Standards, "Earnings Per Share" ("SFAS 128"). SFAS No. 128 required the Company to change its method of computing, presenting and disclosing earnings per share information. All prior period data presented has been restated to conform to the provisions of SFAS No. 128.

                                   CREE, INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

The following computation reconciles the difference between the basic and diluted presentations:


                                                              SIX MONTHS ENDED
                                                   --------------------------------------
                                                    DECEMBER 27,           DECEMBER 26,
                                                        1998*                  1999
                                                   ---------------        ---------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income.......................................      $ 5,217                $10,421
Weighted average common shares...................       25,752                 29,462
                                                       -------                -------
Basic earnings per common share..................      $  0.20                $  0.35
                                                       =======                =======

Net income.......................................      $ 5,217                $10,421
Diluted weighted average common shares:
Common shares outstanding........................       25,752                 29,462
Dilutive effect of stock options and warrants....        1,330                  1,942
                                                       -------                -------
Total diluted weighted average common shares.....       27,082                 31,404
                                                       -------                -------
Diluted earnings per common share................      $  0.19                $  0.33
                                                       =======                =======


-------------------------

* Weighted average shares and per share amounts have been adjusted for the two-for-one stock split effective July 26, 1999.


Potential common shares that would have the effect of increasing diluted earnings per share are considered to be antidilutive. In accordance with SFAS No. 128, these shares were not included in calculating diluted earnings per share. As of December 27, 1998 and December 26, 1999, there were no potential shares considered to be antidilutive.


On July 13, 1999 the Company filed a Form 8-K announcing a two-for-one split of its common stock. The stock split was effected by an amendment to the Company's Articles of Incorporation that became effective at the close of business on July 26, 1999. With the effectiveness of the amendment, each issued and unissued authorized share of common stock, $0.005 par value per share, was automatically split into two whole shares of common stock, $0.0025 par value per share. On July 30, 1999, the Company issued to each holder of record of common stock a certificate evidencing the additional shares of common stock resulting from the stock split. All references in this document to common stock and per common share data have been adjusted to reflect the common stock split.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Cree Research, Inc.

We have audited the accompanying consolidated balance sheet of Cree Research, Inc. and subsidiaries as of June 27, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Cree Research, Inc. and subsidiaries as of and for each of the two years in the period ended June 28, 1998 were audited by other auditors whose report dated July 22, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cree Research, Inc. and subsidiaries as of June 27, 1999, and the consolidated results of their operations and their cash flows for the fiscal year then ended, in accordance with generally accepted accounting principles.

Ernst & Young LLP

Raleigh, North Carolina
July 23, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders Cree Research, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Cree Research, Inc. and subsidiaries at June 28, 1998, and the results of their operations and their cash flows for the years ended June 28, 1998 and June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Cree Research, Inc. for any period subsequent to June 28, 1998.

PricewaterhouseCoopers LLP

Raleigh, North Carolina
July 22, 1998, except as to Note 13 to the consolidated financial statements for which the date is July 13, 1999

                                   CREE, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              JUNE 28,   JUNE 27,
                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 17,680   $ 42,506
  Marketable securities.....................................       657      6,145
  Accounts receivable, net..................................    10,479     16,285
  Inventories...............................................     2,543      3,977
  Deferred income tax.......................................     1,952        296
  Prepaid expenses and other current assets.................     1,347        558
                                                              --------   --------
     Total current assets...................................    34,658     69,767
  Property and equipment, net...............................    36,476     69,884
  Patent and license rights, net............................     1,525      1,731
  Deferred income tax.......................................        --      2,827
  Other assets..............................................        65          8
                                                              --------   --------
     Total assets...........................................  $ 72,724   $144,217
                                                              ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade...................................  $  5,595   $  7,487
  Current maturities of long term debt......................        17         --
  Accrued salaries and wages................................       391        819
  Other accrued expenses....................................     1,052      1,239
                                                              --------   --------
     Total current liabilities..............................     7,055      9,545
Long term liabilities:
  Long term debt............................................     8,650         --
  Deferred income tax.......................................     2,154      4,650
                                                              --------   --------
     Total long term liabilities............................    10,804      4,650
Shareholders' equity:
  Preferred stock, par value $0.01; 2,750 shares authorized
     at June 28, 1998 and 3,000 shares authorized at June
     27, 1999; none issued and outstanding..................        --         --
  Common stock, par value $0.0025; 29,000 shares authorized
     at June 28, 1998 and 60,000 shares authorized at June
     27, 1999; shares issued and outstanding 25,978 and
     29,258 at June 28, 1998 and June 27, 1999,
     respectively...........................................        65         73
  Additional paid-in-capital................................    49,676    111,136
  Retained earnings.........................................     5,124     18,813
                                                              --------   --------
     Total shareholders' equity.............................    54,865    130,022
                                                              --------   --------
     Total liabilities and shareholders' equity.............  $ 72,724   $144,217
                                                              ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                   CREE, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      YEARS ENDED
                                                            --------------------------------
                                                            JUNE 30,    JUNE 28,    JUNE 27,
                                                              1997        1998        1999
                                                            --------    --------    --------
Revenue:
  Product revenue, net....................................  $19,823     $34,891     $53,464
  Contract revenue, net...................................    6,535       7,640       6,586
  License fee income......................................    2,615          --          --
                                                            -------     -------     -------
     Total revenue........................................   28,973      42,531      60,050
Cost of revenue:
  Product revenue, net....................................   13,388      21,727      26,977
  Contract revenue, net...................................    5,707       6,252       4,943
                                                            -------     -------     -------
     Total cost of revenue................................   19,095      27,979      31,920
Gross profit..............................................    9,878      14,552      28,130
Operating expenses:
  Research and development................................    1,826       1,774       4,443
  Sales, general and administrative.......................    4,301       4,131       6,064
  Other expense...........................................      639         502       1,041
                                                            -------     -------     -------
     Income from operations...............................    3,112       8,145      16,582
Interest income, net......................................      607         730       1,060
                                                            -------     -------     -------
     Income before income taxes...........................    3,719       8,875      17,642
Income tax expense........................................      177       2,600       4,940
                                                            -------     -------     -------
     Net income...........................................  $ 3,542     $ 6,275     $12,702
                                                            =======     =======     =======
Other comprehensive income, net of tax;
     Unrealized holding gains.............................       --          --         987
                                                            -------     -------     -------
Comprehensive income......................................  $ 3,542     $ 6,275     $13,689
                                                            =======     =======     =======
Earnings per share:
  Basic...................................................  $  0.14     $  0.24     $  0.47
                                                            =======     =======     =======
  Diluted.................................................  $  0.13     $  0.23     $  0.45
                                                            =======     =======     =======
Shares used in per share calculation:
  Basic...................................................   24,911      25,726      27,015
                                                            =======     =======     =======
  Diluted.................................................   26,251      26,987      28,432
                                                            =======     =======     =======

   The accompanying notes are an integral part of the consolidated financial statements.

                                   CREE, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)

                                                                        YEARS ENDED
                                                              --------------------------------
                                                              JUNE 30,    JUNE 28,    JUNE 27,
                                                                1997        1998        1999
                                                              --------    --------    --------
Operating activities:
  Net income................................................  $ 3,542     $  6,275    $ 12,702
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    3,356        4,217       5,382
     Loss on disposal of property and equipment.............      631          719       1,602
     Loss on write off of patents...........................      141           17          51
     Amortization of patent rights..........................      108          102         117
     Amortization and write off of goodwill.................       41           86          --
     Purchase of marketable trading securities..............       --       (1,500)       (233)
     Proceeds from sale of marketable trading securities....       --          421       1,421
     Loss (gain) on marketable trading securities...........       --           32        (141)
     Deferred income taxes..................................     (192)         394       3,494
     Income tax benefits from stock option exercises........       96        1,791       2,672
     Changes in operating assets and liabilities:
       Accounts receivable..................................     (891)      (2,398)     (6,196)
       Inventories..........................................     (723)       1,406      (1,434)
       Prepaid expenses and other assets....................     (262)        (882)     (1,981)
       Accounts payable, trade..............................     (226)       1,092       1,892
       Accrued expenses.....................................      476          320         598
                                                              -------     --------    --------
          Net cash provided by operating activities.........    6,097       12,092      19,946
                                                              -------     --------    --------
Investing activities:
  Maturity of investment securities.........................    1,787           --          --
  Purchase of available for sale security...................       --           --      (4,500)
  Purchase of property and equipment........................   (8,115)     (15,287)    (40,578)
  Proceeds from sale of property and equipment..............       13          463         186
  Purchase of patent rights.................................     (310)        (377)       (374)
                                                              -------     --------    --------
          Net cash used in investing activities.............   (6,625)     (15,201)    (45,266)
                                                              -------     --------    --------
Financing activities:
  Net proceeds from issuance of long-term debt..............       --        8,667       1,350
  Net repayment of long-term debt...........................       --           --     (10,000)
  Net proceeds from issuance of common stock................      926        2,936      61,415
  Receipt of Section 16(b) common stock profits.............       --           --         594
  Repurchase of common stock................................     (112)      (1,262)     (3,213)
                                                              -------     --------    --------
          Net cash provided by financing activities.........      814       10,341      50,146
                                                              -------     --------    --------
Net increase in cash and cash equivalents...................      286        7,232      24,826
Cash and cash equivalents:
  Beginning of year.........................................   10,162       10,448      17,680
                                                              -------     --------    --------
  End of year...............................................  $10,448     $ 17,680    $ 42,506
                                                              =======     ========    ========
Supplemental disclosure of cash flow information:
  Cash paid for interest, net of amounts capitalized........  $    --     $     74    $    257
                                                              =======     ========    ========
  Cash paid for income taxes................................  $   300     $    336    $  2,175
                                                              =======     ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                   CREE, INC.
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
          YEARS ENDING JUNE 30, 1997, JUNE 28, 1998 AND JUNE 27, 1999
                                 (IN THOUSANDS)

                                          COMMON
                                          STOCK    ADDITIONAL                             TOTAL
                                           PAR      PAID-IN     RETAINED   TREASURY   SHAREHOLDERS'
                                          VALUE     CAPITAL     EARNINGS    STOCK        EQUITY
                                          ------   ----------   --------   --------   -------------
Balance at June 30, 1996................   $61      $ 45,342    $(4,693)   $   (38)     $ 40,672
Common stock options exercised for cash,
  104 shares............................    --           160         --         --           160
Common stock warrants exercised for
  cash, 406 shares......................     1           766         --         --           767
Purchase of common stock for the
  treasury, 20 shares...................    --            --         --       (112)         (112)
Retirement of 40 treasury shares........    --          (150)        --        150            --
Income tax benefits from stock option
  exercises.............................    --            96         --         --            96
Net income..............................    --            --      3,542         --         3,542
                                           ---      --------    -------    -------      --------
Balance at June 30, 1997................    62        46,214     (1,151)        --        45,125
Common stock options exercised for cash,
  434 shares............................     1         1,693         --         --         1,694
Common stock warrants exercised for
  cash, 662 shares......................     2         1,240         --         --         1,242
Purchase of common stock for the
  treasury, 164 shares..................    --            --         --     (1,262)       (1,262)
Retirement of 164 treasury shares.......    --        (1,262)        --      1,262            --
Income tax benefits from stock option
  exercises.............................    --         1,791         --         --         1,791
Net income..............................    --            --      6,275         --         6,275
                                           ---      --------    -------    -------      --------
Balance at June 28, 1998................    65        49,676      5,124         --        54,865
Common stock options exercised for cash,
  418 shares............................     1         1,511         --         --         1,512
Common stock warrants exercised for
  cash, 342 shares......................    --         4,656         --         --         4,656
Issuance of common stock for cash, 2,990
  shares................................     7        55,240         --         --        55,247
Purchase of common stock for the
  treasury, 470 shares..................    --            --         --     (3,213)       (3,213)
Retirement of 470 treasury shares.......    --        (3,213)        --      3,213            --
Receipt of Section 16(b) common stock
  profits from a director...............    --           594         --         --           594
Income tax benefits from stock option
  exercises.............................    --         2,672         --         --         2,672
Other comprehensive income, net of
  tax...................................    --            --        987         --           987
Net income..............................    --            --     12,702         --        12,702
                                           ---      --------    -------    -------      --------
Balance at June 27, 1999................   $73      $111,136    $18,813    $    --      $130,022
                                           ===      ========    =======    =======      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                   CREE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Cree, Inc., the "Company," or "Cree," a North Carolina corporation, develops, manufactures and markets silicon carbide-based semiconductor devices. Revenues are primarily derived from the sale of blue and green light emitting diodes and silicon carbide-based materials. The Company markets its LED chip products principally to customers who incorporate them into packaged lamps for resale to original equipment manufacturers. The Company also sells SiC material products to corporate, government and university research laboratories. In addition, the Company is engaged in a variety of research programs related to the advancement of SiC process technology and the development of electronic devices that take advantage of SiC's unique physical and electronic properties. These research projects are primarily funded by U.S. Government agencies and departments. The Company recovers the costs of a majority of its research and development efforts from revenues on these contracts with agencies of the U.S. Government.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Cree, Inc., and its wholly-owned subsidiaries, Real Color Displays, Inc. ("RCD"), Cree Research FSC, Inc. ("FSC") and Cree Technologies, Inc. ("Tech"). All material intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is a 52 or 53 week period ending on the last Sunday in the month of June. In fiscal 1998, the Company changed its fiscal year from the twelve months ending June 30, to the 52-week period ending on the last Sunday in the month of June.

Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at June 28, 1998 and June 27, 1999, and the reported amounts of revenues and expenses during the years ended June 30, 1997, June 28, 1998 and June 27, 1999. Actual amounts could differ from those estimates.

Revenue Recognition

The Company recognizes product revenue at the time of shipment or in accordance with the terms of the relevant contract. Revenue from government contracts is recorded on the percentage-of-completion method as expenses per contract are incurred. License fee income is recognized when the transfer of licensed technology is completed.

Contract revenue represents reimbursement by various U.S. Government entities to aid in the furthering of the development of the Company's technology by supplementing the Company's research and development efforts. The applicable contracts generally provide that the Company may elect to retain ownership of inventions made in performing the work, subject to a non-transferable,

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

non-exclusive license retained by the government to practice the inventions for government purposes. Contract revenue includes funding of direct research and development costs and a portion of the Company's general and administrative expenses and other operating expenses for contracts under which funding is expected to exceed direct costs over the life of the contract. The specific reimbursement provisions of the contracts, including the portion of the Company's general and administrative expenses and other operating expenses that are reimbursed, vary by contract. Such reimbursements are recorded as contract revenue. For contracts under which the Company anticipates that direct costs will exceed amounts to be funded over the life of the contract (i.e., certain cost share arrangements), the Company reports direct costs as research and development expenses with related reimbursements recorded as an offset to those expenses.

In September 1996, the Company entered into a license and supply agreement with Shin-Etsu Handotai Co. Ltd. ("Shin-Etsu") and other parties to use certain LED fabrication technology and has agreed to supply silicon carbide wafers required to manufacture the licensed product. The license agreement provides for payment of a license fee and royalties based on a percentage of sales of products made using the licensed technology. The license fee was payable in installments which totaled $2.7 million. As of June 27, 1999, all license fees have been received. Substantially all of the Company's obligations to transfer the licensed technology were performed during fiscal 1997 and the net present value of the license fee payments and commission were recognized in that fiscal year.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash accounts and highly liquid investments with an original maturity of three months or less when purchased.

Marketable Securities

Investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). This statement requires certain securities to be classified into three categories:

     (a) Securities Held-to-Maturity: Debt securities that the entity has the positive intent and ability to hold to maturity are reported at amortized cost.

     (b) Trading Securities: Debt and equity securities that are bought and held principally for the purpose of selling in the near term are reported at fair value, with unrealized gains and losses included in earnings.

     (c) Securities Available-for-Sale: Debt and equity securities not classified as either securities held-to-maturity or trading securities are reported at fair value with unrealized gains or losses excluded from earnings and reported in retained earnings.

The Company's short-term investments are comprised of equity securities that are classified as securities available for sale, which are reported at fair value based upon quoted market prices as of June 27, 1999 with unrealized gains or losses excluded from earnings and reported only in retained earnings.

As of June 28, 1998, short-term investments consisted of common stock holdings in C3, Inc. ("C3"), a portion of which we purchased in November 1997. The Company also acquired additional shares of

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

C3 in September 1998 and acquired 24,601 shares directly from C3 pursuant to the exercise of an option in January 1997. This investment was treated for accounting purposes as a trading security, with net realized and unrealized gains and losses included in net earnings. All common shares of C3 held by Cree were sold during fiscal 1999. Recognized gains on shares of C3 stock recorded to the statement of income during fiscal 1999 by the Company were $140,000. This amount was recorded as other income. Approximately $32,000 of net loss was recorded to other income (expense) in fiscal 1998 related to this investment.

As of June 27, 1999, short-term investments consisted of common stock holdings of Microvision, Inc. ("MVIS"). The Company purchased 268,600 common shares in a private equity transaction in May 1999 at a price of $16.75 per share. In August 1999, MVIS filed a registration statement for the Company's sale of these shares; however, Cree has agreed not to sell the shares until at least January 6, 2000. Since the Company is currently restricted from trading these shares and management views this transaction as an investment, the shares are accounted for as "available for sale" securities under SFAS 115. Therefore unrealized gains or losses are excluded from earnings and are recorded directly to retained earnings.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out ("FIFO") method. Inventories consist of the following:

                                                              JUNE 28,        JUNE 27,
                                                                1998            1999
                                                              --------        --------
                                                                   (IN THOUSANDS)
Raw materials...............................................   $  999          $1,290
Work-in-progress............................................      752           1,675
Finished goods..............................................      792           1,012
                                                               ------          ------
                                                               $2,543          $3,977
                                                               ======          ======

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to 20 years. Leasehold improvements are amortized over the life of the related lease. Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over their estimated useful lives. The cost and related accumulated depreciation of the assets are removed from the accounts upon disposition and any resulting gain or loss is reflected in operations.

The Company has entered into two agreements with C3 to sell crystal growth equipment manufactured by the Company to C3 at cost plus a reasonable overhead allocation. As a result of these transactions, the Company has recognized the overhead allocation of $473,000 and $332,000, in fiscal 1999 and fiscal 1998 respectively, as "Other operating income."

In November 1997, the Company purchased real property consisting of approximately 30 acres of land with a production facility of approximately 139,000 square feet and a total of approximately 33,000 square feet of service and warehouse buildings. This property is located in Durham, North

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Carolina, in the vicinity of the Research Triangle Park. The purchase price for the land and buildings was $3.0 million. The Company moved the majority of its employees and production to this facility.

The Company assesses the realizability of the carrying value of its investment in property and equipment whenever events or changes in circumstance indicate that an impairment may have occurred in accordance with the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for Impairment of Long Lived Assets and Assets to be Disposed of." For the fiscal year ended June 27, 1999, the Company has not recorded any impairment in the carrying value of its property and equipment.

Patent and License Rights

Patent rights reflect costs incurred to enhance and maintain the Company's intellectual property position. License rights reflect costs incurred to use the intellectual property of others. Both are amortized on a straight-line basis. During fiscal 1997, the Company changed its previous estimate of the useful life of patents from 17 years, beginning at the date of patent issue, to 20 years from the date of patent application to conform to a legislative amendment made to the U.S. patent laws, which became effective in June 1995. This change in estimate had no material impact to net income or earnings per share, since the average period of time between patent application and issue is generally about three years. Amortization expense was $108,000, $102,000 and $117,000 for the years ended June 30, 1997, June 28, 1998 and June 27, 1999, respectively. Total accumulated amortization for patents was approximately $560,000 and $669,000 at June 28, 1998 and June 27, 1999, respectively.

Goodwill

Goodwill represented the amount by which the costs to acquire the net assets of the Real Color Displays subsidiary exceeded their related fair value at acquisition. Based on a review of undiscounted cash flows of the subsidiary anticipated over the remaining amortization period, the Company determined that goodwill had been impaired. As a result, the Company wrote off the remaining $66,000 carrying value of such goodwill in the second quarter of fiscal 1998. As required by generally accepted accounting principles, this charge was included in the results of operations.

Research and Development Policy

The Company contracts with the U.S. Government for many of its current research and development efforts. By entering into these contracts, the Company has most of its research and product development costs funded by the U.S. Government. The contract funding may be based on either a cost-plus or a cost-share arrangement. Pursuant to each contract, the amount of funding is determined based on cost estimates that include direct costs, plus an allocation for research and development, general and administrative and the cost of capital expenses. Cost-plus funding is determined based on actual costs plus a set percentage margin. For the cost-share contracts, the actual costs are divided between the U.S. Government and the Company based on the terms of the contract. The government's cost share is then funded to the Company. Activities performed under both of these arrangements include research regarding silicon carbide and gallium nitride materials. The contracts typically require the submission of a written report that documents the results of such research.

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Funding on contracts under which the Company anticipates that funding will exceed direct costs over the life of the contract is recorded as contract revenue and related costs are reported as a cost of contract revenue. For contracts under which the Company anticipates that direct costs will exceed amounts to be funded over the life of the contract, direct costs are shown as research and development expenses and related funding as an offset of those expenses. The following table details information about contracts for which direct expenses exceed funding by period as reflected in the statements of income:

                                                                       YEARS ENDED
                                                             --------------------------------
                                                             JUNE 30,    JUNE 28,    JUNE 27,
                                                               1997        1998        1999
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Net research and development costs.........................   $  671       $276         $--
Government funding.........................................    2,186        601          --
                                                              ------       ----         ---
Total direct costs incurred................................   $2,857       $877         $--
                                                              ======       ====         ===

Interest Capitalization

During the fiscal years ended June 28, 1998 and June 27, 1999, the Company capitalized interest on funds used to construct property, plant and equipment in connection with the newly acquired facility. Interest capitalized for fiscal 1998 and 1999 was $128,000 and $128,000, respectively.

Credit Risk, Major Customers and Major Suppliers

Financial instruments, which may subject the Company to a concentration of credit risk, consist principally of cash equivalents and accounts receivable. The Company's cash equivalents consist of commercial paper. Certain bank deposits may at times be in excess of the FDIC insurance limit.

The Company sells its products to manufacturers and researchers worldwide and generally requires no collateral. The Company maintains reserves for potential credit losses, and such losses, in the aggregate, have generally been within management's expectations. The Company presently derives primarily all of its contract revenues from contracts with the U.S. Department of Defense. Approximately 18% and 10%, respectively, of the Company's accounts receivable balance at June 28, 1998 and June 27, 1999 was due from the Department of Defense. In addition, the Company had amounts due from Siemens AG (or its indirect subsidiary, Osram) totaling 37% and 35%, of accounts receivable balances at June 28, 1998 and June 27, 1999, respectively. At June 28, 1998 and June 27, 1999, the Company had amounts due from C3 totaling 23% and 17%, respectively.

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The Company has derived its product revenue from sales primarily in the United States, the Far East, and Europe as follows:

                                                                   YEARS ENDED
                                                     ----------------------------------------
                                                     JUNE 30,        JUNE 28,        JUNE 27,
                                                       1997            1998            1999
                                                     --------        --------        --------
United States......................................    21%             26%             38%
Far East...........................................    33%             49%             50%
Europe.............................................    44%             24%             11%
Other..............................................     2%              1%              1%

One customer accounted for 31%, 40% and 37% of revenue for fiscal 1997, 1998 and 1999, respectively. Another customer accounted for 2%, 11% and 19% of revenue for fiscal 1997, 1998 and 1999, respectively. The Department of Defense accounted for 99%, 93% and 100% of contract revenues during fiscal 1997, 1998 and 1999, respectively.

The Company depends on single or limited source suppliers for a number of raw materials and components used in its SiC wafer products and LEDs. Any interruption in the supply of these key materials or components could have a significant adverse effect on the Company's operations.

Earnings Per Share

Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock.

Accounting for Stock Based Compensation

In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation is recorded for stock options or other stock-based awards that are granted to employees with an exercise price equal to or above the common stock price on the grant date.

In October, 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123, "Accounting for Stock Based Compensation" ("FAS 123"). This Statement establishes fair value as the measurement basis for equity instruments issued in exchange for goods or services and stock-based compensation plans. Fair value may be measured using quoted market prices, option-pricing models or other reasonable estimation methods. FAS 123 permits the Company to choose between adoption of the fair value based method or disclosing pro forma net income information. The Statement is effective for transactions entered into after December 31, 1995. The Company will continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, as amended, and provide only the pro forma disclosures required by FAS 123.

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable:

                                                                    YEARS ENDED
                                                              ------------------------
                                                              JUNE 28,        JUNE 27,
                                                                1998            1999
                                                              --------        --------
                                                                   (IN THOUSANDS)
  Trade receivables.........................................  $ 8,971         $14,685
  Other short-term receivables..............................    1,659           1,775
                                                              -------         -------
                                                               10,630          16,460
  Allowance for doubtful accounts...........................     (151)           (175)
                                                              -------         -------
  Total accounts receivable.................................  $10,479         $16,285
                                                              =======         =======

The following table summarizes the changes in the Company's allowance for doubtful accounts for the years ended June 30, 1997, June 28, 1998 and June 27, 1999:

                                                                       YEARS ENDED
                                                             --------------------------------
                                                             JUNE 30,    JUNE 28,    JUNE 27,
                                                               1997        1998        1999
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Balance at beginning of year...............................    $ 50        $216        $151
Charges to cost and expenses...............................     190          50          24
Deductions (write-offs to reserve).........................     (24)       (115)         --
                                                               ----        ----        ----
Balance at end of year.....................................    $216        $151        $175
                                                               ====        ====        ====

4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:

                                                                    YEARS ENDED
                                                              ------------------------
                                                              JUNE 28,        JUNE 27,
                                                                1998            1999
                                                              --------        --------
                                                                   (IN THOUSANDS)
Office equipment and furnishings............................  $  1,372        $  1,948
Land and buildings..........................................     3,501          21,031
Machinery and equipment.....................................    28,136          46,199
Construction in progress....................................     9,074          12,468
Leasehold improvements......................................     4,697           1,549
                                                              --------        --------
                                                                46,780          83,195
Accumulated depreciation....................................   (10,304)        (13,311)
                                                              --------        --------
Net property and equipment..................................  $ 36,476        $ 69,884
                                                              ========        ========

Depreciation and amortization of property and equipment totaled $3.4 million, $4.2 million and $5.4 million for the years ended June 30, 1997, June 28, 1998 and June 27, 1999, respectively.

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. SHAREHOLDERS' EQUITY

At June 27, 1999, the Articles of Incorporation of the Company authorized the Company to issue up to 30.0 million shares of common stock, with a par value of $0.005 per share, and 3.0 million shares of preferred stock, with a par value of $0.01 per share. The preferred stock may be issued in one or more classes or series with the number of shares, designation, relative rights, preferences and limitations of each class or series to be determined by resolution of the Board of Directors. The Articles of Incorporation were amended, effective at the close of business on July 26, 1999, to effect a two-for-one split of the common stock. As a result, as of the effective date of the amendment, the Articles of Incorporation authorize the Company to issue up to 60.0 million shares of common stock, with a par value of $0.0025 per share. The amendment did not change the number of authorized shares or other provisions relating to the preferred stock. All share numbers have been restated to give effect to the stock split.

On February 17, 1999, the Company completed a public offering selling 3.0 million shares of its common stock at a price of $19.69 per share. The Company received net aggregate proceeds of approximately $55.2 million after deducting underwriting discounts and offering costs. A portion of the net proceeds, $10.0 million, was used to repay debt to a commercial bank. The majority of the funds are being used for plant expansion and the balance for general corporate purposes, including working capital and potential acquisition of or investments in complementary businesses.

6. STOCK OPTIONS AND STOCK WARRANTS

As permitted by FAS 123, "Accounting For Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and amendments in accounting for its employee stock option plans.

The Company's Amended and Restated Equity Compensation Plan has authorized the grant of options for up to 5.4 million shares of the Company's common stock. All options granted have ten year terms and vest and become fully exercisable within five years. The Company had granted 192,000 options with a ten year term for shares of the Company's common stock under the Stock Option Plan for Non-Employee Directors. This plan was terminated in November 1997 and all 192,000 options granted under this plan are now fully vested. The Company's current stock plans provide for grants of options with exercise prices equal to or exceeding fair market value on the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with weighted average risk free rates of interest of 5.6% and 5.3%, for the years ended June 28, 1998 and June 27, 1999, respectively. The volatility factor of the expected market price of the Company's common stock is
0.748 for fiscal 1997 and 1998 and 1.174 for fiscal 1999, and the weighted-average expected life of the options was seven years for executives and directors and five years for other employees for fiscal 1997, 1998 and 1999.

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                   YEARS ENDED
                                                     ----------------------------------------
                                                     JUNE 30,        JUNE 28,        JUNE 27,
                                                       1997            1998            1999
                                                     --------        --------        --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income, as reported............................   $3,542          $6,275         $12,702
                                                      ======          ======         =======
Pro forma net income, as adjusted for FAS 123......   $1,418          $4,405         $ 8,968
                                                      ======          ======         =======
Pro forma earnings per share:
  Basic............................................   $ 0.05          $ 0.17         $  0.33
                                                      ======          ======         =======
  Diluted..........................................   $ 0.05          $ 0.16         $  0.32
                                                      ======          ======         =======

The following table details the number of stock options outstanding and their related exercise prices as of June 27, 1999:

  NUMBER OF OPTIONS OUTSTANDING AS OF JUNE 27, 1999
-----------------------------------------------------
                     NUMBER OF       WEIGHTED-AVERAGE
EXERCISE PRICE        OPTIONS        CONTRACTUAL LIFE
--------------   -----------------   ----------------
   $ 0.21                2,866             1 year
$ 1.56                  16,000            5 years
$ 1.81                 322,584            4 years
$ 1.88                  10,668             1 year
$ 2.00                  87,200            5 years
$ 2.19                  12,000            5 years
$ 3.41                   8,000            4 years
$ 3.69                  12,000            5 years
$ 4.69                  38,800            8 years
$ 5.13                  21,400            8 years
$ 5.60                  26,900            7 years
$ 6.49                 752,200            8 years
$ 7.13                  46,000            9 years
$ 7.19                 330,950            6 years
$ 7.63               1,189,800            9 years
$ 7.88                  96,000            7 years
$ 8.19                  38,400            9 years
$ 8.38                  10,000            9 years
$ 8.88                  33,600            9 years
$ 9.38                  71,800            8 years
$ 9.69                  20,000            9 years
$12.32                 114,000            9 years
$20.50                 134,400           10 years
$22.60                 139,600           10 years
$22.63                  78,000           10 years
                     ---------
                     3,613,168
                     =========

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                     TOTAL OPTION ACTIVITY
                                  ------------------------------------------------------------
                                    JUNE 30, 1997        JUNE 28, 1998        JUNE 27, 1999
                                  ------------------   ------------------   ------------------
                                            WEIGHTED             WEIGHTED             WEIGHTED
                                            AVERAGE              AVERAGE              AVERAGE
                                  OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                  -------   --------   -------   --------   -------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Outstanding at beginning of
year............................   1,264     $2.20      1,854     $2.38      2,410     $ 5.10
Granted.........................     762     $6.78      1,084     $6.99      1,712     $10.85
Exercised.......................    (104)    $1.54       (434)    $3.90       (418)    $ 3.63
Forfeited.......................     (68)    $4.03        (94)    $4.34        (91)    $ 7.08
                                   -----                -----                -----
Outstanding at end of year......   1,854     $2.38      2,410     $5.10      3,613     $ 8.14

Exerciseable at end of year.....   1,404     $3.72      1,198     $4.20      1,478     $ 5.39

In connection with the Company's September 1995 private placement, the Company issued 600,000 warrants, which have an exercise price of $13.62, which represents fair value on the date of grant, and expire September 2000. Warrants to purchase 342,000 shares of common stock were exercised during the fiscal year ended June 27, 1999. Warrants to purchase 258,000 shares remain outstanding as of June 27, 1999 and represent the only warrants outstanding.

7. LEASE COMMITMENTS

The Company currently leases three facilities. These facilities are comprised of both office and manufacturing space. The first facility has a remaining lease period of approximately two and one half years. The lease term for the second facility began in September 1995. This facility has a remaining lease period of approximately one year with two options to renew for a total of four additional years. The lease for the third facility expires in December 1999. All of these agreements provide for rental adjustments for increases in property taxes, the consumer price index and general property maintenance.

Rent expense associated with these and other expired leases totaled $549,000, $522,000 and $430,000 for the years ended June 30, 1997, June 28, 1998, and June 27, 1999, respectively. Future minimum rentals as of June 27, 1999 under these leases are as follows:

                                            MINIMUM RENTAL
          FISCAL YEARS ENDED                    AMOUNT
          ------------------                --------------
                                            (IN THOUSANDS)
June 25, 2000.........................           $312
June 24, 2001.........................            247
June 30, 2002.........................            119
                                                 ----
          Total.......................           $678
                                                 ====

8. LONG-TERM DEBT

In November 1997, the Company entered into a term loan with a commercial bank for up to $10.0 million to finance the purchase and upfit of the new main facility in Durham, North Carolina. Approximately $3.0 million was disbursed under the loan to finance the initial purchase of the facility

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

with the remaining proceeds disbursed on a monthly basis based on actual expenditures incurred. The loan, which was collateralized by the purchased property and subsequent upfits, accrued interest at a fixed rate of 8% and carried customary covenants, including the maintenance of a minimum tangible net worth and other requirements. On February 17, 1999, the entire $10.0 million indebtedness was repaid with proceeds received from the public stock offering. At June 28, 1998, short term and long term borrowings associated with this loan were $17,000 and $8.7 million, respectively.

9. INCOME TAXES

The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The actual income tax expense for the years ended June 30, 1997, June 28, 1998 and June 27, 1999 differed from the amounts computed by applying the U.S. federal tax rate of 34% in fiscal 1997 and 1998 and 35% in fiscal 1999, to pretax earnings as a result of the following:

                                                                       YEARS ENDED
                                                             --------------------------------
                                                             JUNE 30,    JUNE 28,    JUNE 27,
                                                               1997        1998        1999
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Federal income tax provision at statutory rate.............  $ 1,265      $3,018      $6,174
State tax provision........................................      193         166         211
Decrease in income tax expense resulting from:
  Foreign sales corporation................................       --        (214)       (510)
  Decrease in valuation allowance..........................   (1,279)       (358)       (290)
  Research and development.................................       --          --        (251)
  State tax credits........................................       --          --        (394)
  Other....................................................       (2)        (12)         --
                                                             -------      ------      ------
Income tax expense.........................................  $   177      $2,600      $4,940
                                                             =======      ======      ======

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The following are the components of the provision for income taxes for the years ended June 30, 1997, June 28, 1998 and June 27, 1999:

                                                                       YEARS ENDED
                                                             --------------------------------
                                                             JUNE 30,    JUNE 28,    JUNE 27,
                                                               1997        1998        1999
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Current:
  Federal..................................................   $  54       $  699      $2,553
  Foreign tax withholding..................................     220           50          --
  State....................................................      95          269         300
                                                              -----       ------      ------
                                                                369        1,018       2,853
Deferred:
  Federal..................................................    (442)       1,582       2,347
  State....................................................     250           --        (260)
                                                              -----       ------      ------
                                                               (192)       1,582       2,087
                                                              -----       ------      ------
Net provision..............................................   $ 177       $2,600      $4,940
                                                              =====       ======      ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                    YEARS ENDED
                                                              ------------------------
                                                              JUNE 28,        JUNE 27,
                                                                1998            1999
                                                              --------        --------
                                                                   (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................   $1,304          $   97
  Research tax credits......................................      169             420
  Compensation..............................................       62             105
  Inventory.................................................      120             126
  Bad debt..................................................       56              65
  Alternative minimum tax...................................      261           1,513
  Foreign tax credit........................................      270             270
  Other.....................................................       --             527
                                                               ------          ------
Total gross deferred tax assets.............................    2,242           3,123
Less valuation allowance....................................     (290)             --
                                                               ------          ------
Total net deferred tax assets...............................    1,952           3,123
Deferred tax liabilities:
  Marketable equity securities..............................       --             658
  Property and equipment depreciation.......................    2,154           3,992
                                                               ------          ------
Gross deferred tax liabilities..............................    2,154           4,650
                                                               ------          ------
Net deferred tax liability..................................   $  202          $1,527
                                                               ======          ======

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The net change in the total valuation allowance for the years ended June 28, 1998 and June 27, 1999 was $358,000 and $290,000, respectively. The primary reason for the reduction in the valuation allowance in 1998 and 1999 was the greater likelihood of the utilization of future tax benefits from net operating loss ("NOL") carryforwards. Realization of deferred tax assets associated with the NOL carryforwards is dependent upon the Company generating sufficient taxable income prior to their expiration. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings. However, the net deferred tax assets could be reduced in the future if management's estimates of taxable income during the carryforward period are significantly reduced.

As of June 27, 1999, the Company has NOL carryforwards for federal purposes of $75,000 and $1.4 million for state purposes. The carryforward expiration period is 2011 to 2019 for federal tax purposes and from 2000 to 2004 for state purposes.

10. RETIREMENT PLAN

The Company maintains an employee benefit plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code. Under the Plan, there is no fixed dollar amount of retirement benefits, and actual benefits received by employees will depend on the amount of each employee's account balance at the time of retirement. All employees are eligible to participate under the Plan on the first day of a new fiscal quarter after date of hire. The Plan is not insured by the Pension Benefit Guaranty Corporation.

The Company may, at its discretion, make contributions to the Plan. However, the Company did not make any contributions to the Plan during the years ended June 30, 1997, June 28, 1998 or June 27, 1999.

11. EARNINGS PER SHARE

The Company has adopted Statement of Financial Accounting Standards, "Earnings Per Share" ("SFAS No. 128"), as of December 28, 1997. SFAS No. 128 required the Company to change its method of computing, presenting and disclosing earnings per share information. All prior period data presented has been restated to conform to the provisions of SFAS No. 128.

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The following computation reconciles the differences between the basic and diluted presentations:

                                                                 YEARS ENDED
                                                  ------------------------------------------
                                                  JUNE 30,         JUNE 28,         JUNE 27,
                                                    1997             1998             1999
                                                  --------         --------         --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic:
Net income......................................  $ 3,542          $ 6,275          $12,702
                                                  =======          =======          =======
Weighted average common shares..................   24,911           25,726           27,015
                                                  =======          =======          =======
Basic income per common share...................  $  0.14          $  0.24          $  0.47
                                                  =======          =======          =======
Diluted:
Net income......................................  $ 3,542          $ 6,275          $12,702
                                                  =======          =======          =======
Weighted average shares:
Common shares outstanding.......................   24,911           25,726           27,015
Dilutive effect of stock options and warrants...    1,340            1,261            1,417
                                                  -------          -------          -------
Total shares and common share equivalents.......   26,251           26,987           28,432
                                                  =======          =======          =======
Diluted income per common share.................  $  0.13          $  0.23          $  0.45
                                                  =======          =======          =======

Potential common shares that would have the effect of increasing diluted income per share are considered to be antidilutive. In accordance with SFAS No. 128, these shares were not included in calculating diluted income per share. For the years ended June 30, 1997 and June 28, 1998, there were 574,000 and 225,000 shares, respectively, that were not included in calculating diluted income per share because their effect was antidilutive. As of June 27, 1999, there were no potential shares considered to be antidilutive.

12. NEW ACCOUNTING PRONOUNCEMENTS

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 only impacts financial statement presentation as opposed to actual amounts recorded. Other comprehensive income includes all non-owner changes in equity that are excluded from net income. For fiscal 1999, the Company reports accumulated gains on available-for-sale investment securities that are accumulated in shareholders' equity as an item of other comprehensive income. At the time of the sale, any previously recognized gains or losses that were accumulated in shareholders' equity would be reversed in comprehensive income and then recognized as an element of net income. For the years ended June 30, 1997 and June 28, 1998, the Company had no items of other comprehensive income.

In fiscal 1999, the Company adopted Statement of Financial Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial statements to shareholders. SFAS 131 also establishes standards for related disclosures about products and services, geographic

                                   CREE, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

areas, and major customers. The application of the new rules does not have a significant impact on the Company's financial statements as the Company only operates in a single segment.

In June 1998, The Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

13. SUBSEQUENT EVENT

On July 13, 1999, the Company filed a Form 8-K announcing a two-for-one split of its common stock. The stock split was effected by an amendment to the Company's Articles of Incorporation that became effective at the close of business on July 26, 1999. With the effectiveness of the amendment, each issued and unissued authorized share of common stock, $0.005 par value per share, was automatically split into two whole shares of common stock, $0.0025 par value per share. On July 30, 1999, the Company issued to each holder of record of common stock a certificate evidencing the additional shares of common stock resulting from the stock split. All references in this document to common stock and per common share data have been adjusted to reflect the common stock split.

--------------------------------------------------------------------------------

                               [Cree, Inc. Logo]
                                   CREE, INC.
                                2,600,000 SHARES
                                  COMMON STOCK
                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                                          , 2000
                               CIBC WORLD MARKETS
                          PRUDENTIAL VOLPE TECHNOLOGY
                        A UNIT OF PRUDENTIAL SECURITIES

                                BANC OF AMERICA
                                 SECURITIES LLC
                           SOUNDVIEW TECHNOLOGY GROUP
                                MORGAN KEEGAN &
                                 COMPANY, INC.

--------------------------------------------------------------------------------
YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses of the Company payable in connection with the issuance and distribution of the common stock being registered hereby, excluding underwriting discounts and commissions. All expenses of the offering will be borne by the Company. All amounts shown are estimates except the SEC registration fee, the NASD filing fee, and the NASDAQ fee:

SEC Registration Fee........................................  $ 60,953
NASD Filing Fee.............................................    23,588
NASDAQ Fee..................................................    17,500
Printing and Engraving Expenses.............................   100,000
Legal Fees and Expenses.....................................   150,000
Accounting Fees.............................................   150,000
Blue Sky Expenses...........................................     5,000
Transfer Agent and Registrar Fees and Expenses..............     5,000
Miscellaneous Expenses......................................    37,959
                                                              --------
          Total.............................................  $550,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (1) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (2) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina Business Corporation Act permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney's fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interest of the corporation. The Company's bylaws provide for indemnification to the fullest extent permitted under the North Carolina Business Corporation Act. Accordingly, the Company may indemnify its directors, officers and employees in accordance with either the statutory or the non-statutory standard.


Sections 55-8-52 and 55-8-56 of the North Carolina Business Corporation Act require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina Business Corporation Act provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. The Company's directors and officers are currently covered under directors' and officers' insurance policies maintained by the Company.

As permitted by North Carolina law, Article VII of the Company's Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director provided that such limitation will not apply to (i) acts or omissions not made in good faith that the director at the time of the breach knew or believed were in conflict with the best interest of the Company, (ii) any liability for unlawful distributions under Section 55-8-33 of the North Carolina Business Corporation Act, (iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the provision became effective.

Section 7 of the Underwriting Agreement filed as Exhibit 1.01 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 16.  EXHIBITS

The following documents (unless indicated) are filed herewith and made a part of this Registration Statement.


EXHIBIT
 NUMBER         DESCRIPTION OF EXHIBIT
-------         ----------------------
 1.01       --  Form of Underwriting Agreement
 4.01*      --  Specimen Common Stock Certificate
 4.02*      --  Restated Articles of Incorporation, as amended
 4.03*      --  Bylaws, as amended
 5.01*      --  Opinion of Smith, Anderson, Blount, Dorsett, Mitchell &
                Jernigan, L.L.P.

EXHIBIT
 NUMBER         DESCRIPTION OF EXHIBIT
-------         ----------------------
10.01       --  Management Incentive Compensation Program
23.01       --  Consent of PricewaterhouseCoopers LLP
23.02       --  Consent of Ernst & Young LLP
23.03*      --  Consent of Smith, Anderson, Blount, Dorsett, Mitchell &
                Jernigan, L.L.P. (included in Exhibit 5.01 hereto)
24.01*      --  Powers of Attorney (see page II-5)
27.01       --  Financial Data Schedule (for SEC use only)


-------------------------


* Previously Filed


ITEM 17.  UNDERTAKINGS

1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of the expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3. The undersigned Registrant hereby undertakes that: (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina, on January 6, 2000.


                                      CREE, INC.

                                      By:         /s/ F. NEAL HUNTER
                                         ---------------------------------------
                                                     F. Neal Hunter
                                          Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on January 6, 2000 in the capacities indicated.



                     SIGNATURE                                        TITLE
                     ---------                                        -----
                /s/ F. NEAL HUNTER                   Chairman and Chief Executive Officer
---------------------------------------------------
                  F. Neal Hunter

              /s/ CYNTHIA B. MERRELL                 Chief Financial Officer and Treasurer
---------------------------------------------------    (Chief Accounting and Financial
                Cynthia B. Merrell                     Officer)

                         *                           Director
  -------------------------------------------------
  Calvin H. Carter, Jr., Ph.D.

                         *                           Director
  -------------------------------------------------
  James E. Dykes

                         *                           Director
  -------------------------------------------------
  Michael W. Haley

                         *                           Director
  -------------------------------------------------
  John W. Palmour, Ph.D.

                         *                           Director
  -------------------------------------------------
  Walter L. Robb, Ph.D.

                         *                           Director
  -------------------------------------------------
  Dolph W. Von Arx

 *By:         /s/ CYNTHIA B. MERRELL
      ---------------------------------------------
               Cynthia B. Merrell as
                 Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER         DESCRIPTION OF EXHIBIT
-------         ----------------------
 1.01       --  Form of Underwriting Agreement
 4.01*      --  Specimen Common Stock Certificate
 4.02*      --  Restated Articles of Incorporation, as amended
 4.03*      --  Bylaws, as amended
 5.01*      --  Opinion of Smith, Anderson, Blount, Dorsett, Mitchell &
                Jernigan, L.L.P.
10.01       --  Management Incentive Compensation Program
23.01       --  Consent of PricewaterhouseCoopers LLP
23.02       --  Consent of Ernst & Young LLP
23.03*      --  Consent of Smith, Anderson, Blount, Dorsett, Mitchell &
                Jernigan, L.L.P. (included in Exhibit 5.01 hereto)
24.01*      --  Powers of Attorney (see page II-5)
27.01       --  Financial Data Schedule (for SEC use only)


-------------------------


 * Previously filed